ROSLYN BANCORP, INC. 2001 ANNUAL REPO

OUR 125TH ANNIVERSARY



. . . FOR MORE THAN A CENTURY . . .

Company Profile

Roslyn Bancorp, Inc. (Nasdaq: RSLN), headquartered in Jericho, New York, is the holding company for The Roslyn Savings Bank, a New York State chartered FDIC insured bank operating 32 branches throughout the boroughs of Brooklyn, Queens and the Bronx as well as Nassau and Suffolk counties on Long Island. With approximately $8.7 billion in assets at December 31, 2001, Roslyn is the fourth largest publicly traded thrift in New York State.

During 2001, The Roslyn Savings Bank proudly celebrated its 125th anniversary. Roslyn continues to build on its heritage of financial strength, efficiency and profitability as it moves into the future. By offering retail banking, alternative financial products, construction and commercial real estate lending, consumer lending, mortgage lending and business banking products to more than 146,000 households and businesses, Roslyn continues to be a community-oriented provider of financial services. This solid customer base combined with a wide array of products and services allows Roslyn to command a strong competitive position in the markets it serves.


J.B.REMSEN & SON.


ROSLYN AND THE COMMUNITY

As a community bank, we at Roslyn understand that good corporate citizenship requires serving the community that has entrusted us with its business. The Roslyn Savings Foundation was established in 1997 to provide financial assistance to charitable and community organizations. The Bank also encourages and supports its employees' involvement as active leaders in the community. Through these efforts, Roslyn helps make the communities it serves a better place for all who live and work here.

Have Grown Together...

Top left: Mrs. Frances Perry loves her family, music and her collection of hats. Photographed here with her daughter, Jacqueline and granddaughter, Imani, her life is all about family. As the matriarch of her family she and her husband, the late Reverend [illegible] Perry settled in Roslyn over 55 years ago and shared their lives with their two children and numerous grandchildren. "My family has been banking with The Roslyn Savings Bank for generations," said Mrs. Perry. "Their community focus has been so beneficial for the surrounding areas. It has been exciting to watch the Bank grow throughout the years."

The Roslyn Savings Bank operates 32 full service branches throughout Nassau and Suffolk Counties and the boroughs of Brooklyn, Queens and the Bronx. Its retail franchise commands a significant percentage of these very affluent markets. Over the past three years, eighty percent of Roslyn's franchise growth has been achieved through de novo branching. This has been accomplished while maintaining an efficiency ratio that ranks in the top tier for financial institutions.

...Offering Opportunities for




...WHILE HELPING

The year 2001 marks Roslyn's 125th anniversary and its fifth year as a public company. During that time, the Company is pleased to have delivered superior financial results for its shareholders. Some highlights include: achieving annual core EPS growth of 20%, enhancing return on equity from 6% to 20% and increasing return on assets to a current high of 1.43%. As Roslyn moves forward, it plans to focus on the strategy that has made it successful and continues to incorporate flexibility into its core operations to allow for different strategies for changing economic times.

Future Financial Security...

Top left: Photographer Vincent Bonamassa of Howard Beach is pictured here with his six-year old daughter Brittany. The Bonamassa's came to Roslyn because it was their neighborhood bank. "Roslyn had everything my wife and I were looking for—friendly and knowledgeable customer service representatives, a wide array of products, extended hours and drive up tellers and ATMs," said Vincent. "It's a great place to bank and to feel at home, especially as we plan our daughter's future."

At or For the Years Ended December 31,	2001	2000
(Dollars in thousands)		
Total assets	$8,736,780	$7,664,269
Loans receivable, net	3,656,526	4,046,332
Deposits	4,486,767	4,076,781
Total stockholders' equity	568,968	580,714

Core Performance Ratios	2001	2000
Return on average assets	1.36%	1.34%
Return on average stockholders' equity	18.30	17.54
Operating expenses to average assets	0.97	0.96
Efficiency ratio	32.07	32.70

Core Cash-Based Performance Ratios	2001	2000
Return on average assets	1.47%	1.44%
Return on average stockholders' equity	19.86	18.88
Operating expenses to average assets	0.86	0.86
Efficiency ratio	28.30	29.38

CORE EARNINGS PER SHARE


$0.95
$1.05
$1.28
'99
'00
'01

CORE RETURN ON AVERAGE EQUITY


13.64%
17.54%
18.30%
'99
'00
'01

DEPOSITS IN MILLIONS


$4,046
$4,077
$4,487
'99
'00
'01

This past year was one of strong growth and continued success for Roslyn Bancorp, Inc. and a significant one in The Roslyn Savings Bank's history, as we celebrated our 125th anniversary. During the year, the Company achieved targeted corporate objectives and continued to establish a platform for future growth.

Roslyn has continued to produce strong and consistent financial results for the five years it has been a public company. Management credits this success, in part, to the flexibility and efficiency that is incorporated in our core businesses even as we continue to grow our franchise through de novo branching.

For the twelve months ended December 31, 2001, the Company produced core earnings of $111.3 million, an $11.3 million increase when compared to $100.0 million for the twelve months ended December 31, 2000. On a per share basis, the Company produced core diluted earnings of $1.28, a 21.9% increase over the comparable prior year period. On a reported basis, the Company reported net income of $111.2 million, or $1.28 diluted earnings per share for the year ended December 31, 2001. All prior period per share amounts have been adjusted to reflect the 3-for-2 stock split in the form of a 50% stock dividend paid on August 22, 2001.

The Company is extremely pleased to report that its core net income and core returns on average equity and assets once again represent record levels. On a core cash basis, the return on average equity and assets was 19.86% and 1.47% for the year ended December 31, 2001 compared to 18.88% and 1.44% for the year ended December 31, 2000.

Our strategy to continue to produce strong financial results and increase shareholder value centers around four key drivers that we believe set us apart from our peers. These drivers are: de novo branch expansion, efficiency, our niche in the construction rehabilitation lending business and margin enhancement initiatives.

De Novo Branching The Bank continues to increase its core deposit base through multiple retail and business marketing campaigns. On a linked quarter and year-to-date basis, core deposits have increased $77.6 million and $301.1 million. On an annualized basis, this represents growth of 18.8% and 21.1%. These increases are largely attributable to the success of the Bank's high performance checking campaign, popular money market accounts and the continued success of the Bank's newly opened de novo branches.

Since its inception in March 2000, the high performance checking campaign has added more than 45,000 new checking account customers with average balances exceeding $3,000. Fee income related to the high performance checking accounts increased $302,000, or 50.5%, over the prior year quarter.

The three de novo branches opened during late December 2000 have surpassed their breakeven and currently have accumulated deposits in excess of $125 million with a core deposit mix of approximately 32%.

Eighty percent of our franchise growth over the past three years, has been through de novo branching. We have accomplished this while maintaining an efficiency ratio that ranks in the top tier for financial institutions. Total retail growth, and specifically core deposit generation, in these branches continues to exceed Company expectations.

We are pleased to report the opening of five previously announced de novo branches. One of these branches brings us into the Bronx, a new market area for Roslyn. The Company's 2002 de novo branching program is underway with the expected opening of five to seven branches during this calendar year. We believe there are significant opportunities for further expansion in our marketplace.

Efficiency Leader A contributor to Roslyn's favorable financial performance has consistently been our superior operating efficiency, which allows the Company to effectively compete with significantly larger financial institutions.

The core efficiency ratio for the quarter ended December 31, 2001 was 32.18%, compared to 33.20% for the comparable 2000 period. On a core cash basis, this ratio was 28.00% and 30.73% for the quarters ended December 31, 2001 and 2000. Federal Deposit Insurance Corporation (FDIC) data shows that for the full year 2001 the average efficiency ratio for savings institutions with assets greater than $5.0 billion is considerably higher at 52.70%.

Niche Construction Business Roslyn has also benefited from a substantial presence in the Nassau/Suffolk construction and commercial real estate market and our multi-family construction and permanent financing initiatives in Manhattan and the surrounding boroughs. These activities along with our joint ventures comprise a profitable niche business for Roslyn.

On a year-to-date basis, construction and commercial real estate fundings are $527.4 million, up 137.6% from the prior year. The Company continues to focus and capitalize on its extensive knowledge of local market areas and seeks to maintain relationships with only select quality builders and developers having historically strong reputations and financial performance over many years and multiple economic cycles.

The Company continues to diversify its loan portfolio mix. While the bulk of the Company's loan portfolio remains weighted towards residential one- to four-family assets, management continues to de-emphasize its reliance on single-family lending and capitalize on its higher margin lending operations. Residential one- to four-family assets have decreased by $867.6 million from the reported high point at June 30, 2000 and now represent 61.8% of total loans.

Roslyn remains disciplined in maintaining its conservative credit standards for this portfolio. More than 70% of construction and commercial real estate loan requests are denied due to the Bank's stringent underwriting requirements. Underwriting guidelines provide for maximum loan-to-value ratios of 75% and minimum debt service ratios of 1.2 times. Loans in the construction loan portfolio are required to be collateralized by both the underlying real estate and guarantees of significant principals. The Bank also requires fully executed sales contracts prior to advancing construction requests for single-family dwellings.

In July 2000, the Bank began emphasizing construction lending and permanent financing in multi-family markets. As of January 2002, the Bank has approved $411.1 million in loans, consisting of multi-family construction loans of $250.7 million, which are predominantly priced on a floating rate basis over the Bank's prime rate or LIBOR rates, and permanent multi-family loans of $160.4 million at a weighted average rate of 7.39%. By leveraging its construction lending expertise into multi-family projects, Roslyn has obtained a presence in multi-family markets at spreads that are superior to traditional multi-family lending. Despite the general softening of the national economy and the tragic events of September 11th, the demand for multi-family residential units backing these loans continues to remain high, with the supply of new units remaining very low. The Company continues to expect future origination volume consistent with the levels experienced in 2001.

At December 31, 2001, the Bank had a $328.6 million pipeline of construction and commercial real estate loan applications, which included approved applications for loans not yet closed and loan applications awaiting approval.

Progress in the Company's previously announced joint venture with The Holiday Organization for a 370 unit residential community in the Town of Oyster Bay, New York included the delivery of 68 units, at a profit of $5.0 million, during the fourth quarter of 2001. The year ended December 31, 2001 included delivery of 81 units at a profit of $6.3 million. The entire project is expected to be completed during 2002. The Company is receiving a preferred return of 9.5% on a total investment of $25 million, plus a 50% share of the residual profits. Roslyn continues to anticipate that its share of the profits in this project will exceed $25 million.

In March 2002, Roslyn announced that its affiliate, Mt. Sinai Ventures, LLC, entered into a new partnership with The Hamlet at Willow Creek Development Co. LLC, an affiliate of The Holiday Organization of Westbury, one of Long Island's most successful residential builders, to develop a 177 unit, $105 million residential golf course community to be known as The Hamlet at Willow Creek, in Mount Sinai, New York.

The entire project is expected to be completed in 24-36 months. The terms of the Company's investment call for a preferred return of 1% over the Bank's prime lending rate on a total investment of $25 million, plus a 50% share of the residual profits and losses. The Company anticipates that its share of the profits in this project should be in excess of $10 million.

Construction on the project has already commenced on a mix of zero lot line single-family homes and estate homes priced from $485,000 to $625,000, together with a complete amenity package including an eighteen hole golf course with practice range, a community clubhouse, a separate golf clubhouse, tennis courts, a playground, basketball courts and an in-ground swimming pool. The homes will range in size from 2,200 square feet to 3,900 square feet.

Roslyn is pleased to be teaming up again with The Holiday Organization for this exceptional opportunity. It is one of the many successful ventures we have shared during the last two decades.

An additional project with The Holiday Organization, expected to break ground in 2003, is located in a premier Nassau County, New York community. This project is currently progressing through the municipal approval process.

Margin Enhancement Initiatives During 2001, management undertook a number of initiatives to improve the Bank's interest rate risk profile. These initiatives resulted in enhanced margins and spreads and should continue to benefit the Company in 2002. At December 31, 2001, the Company's one-year GAP position was positive 15.33%. It is expected that this positive GAP position, coupled with management's ongoing interest rate risk initiatives, should poise the Company to maintain strong core earnings in a traditional rising interest rate environment.

Community Focus We at Roslyn are deeply saddened by the tragic events of September 11, 2001 and mourn the loss of those family members and friends who perished as a result of these horrific attacks. We look with admiration to the brave policemen, fireman and other emergency workers who sacrificed their lives saving others. The Roslyn Savings

Foundation has made substantial donations to The New York Police and Fire Widows and Children Benefit Fund, The Sandler O'Neill Assistance Fund and the Keefe, Bruyette and Woods Family Fund and has co-sponsored the American Red Cross Real Hero's Breakfast. The Foundation has also donated to the North Shore Child and Family Counseling Center, which assists in addressing the mental health needs of families and children in Nassau County who have been impacted by the recent terrorist attacks. In memory of these heroes, Roslyn also established an emergency fund through which we have collected contributions throughout our branch network that were forwarded to the American Red Cross Disaster Relief Fund. The Bank has matched each dollar donated by our customers and staff.

During 2001, The Roslyn Savings Foundation donated approximately $1.7 million in conjunction with our commitment to investing in the well-being of all the communities we serve. The Foundation entered into a long term commitment for the building of a new cancer center at North Shore/Long Island Jewish Hospital and for the funding of a state of the art bus, designed specifically for blood platelet collection, for Long Island Blood Services. We also made donations to the Nature Conservancy, Long Island Children's Museum, Dress for Success run by the Education and Assistance Corporation, and Pal-o-Mine, which helps physically disabled individuals improve their balance, posture and self-esteem.

The Foundation and the Bank work with Community Development Corporation of Long Island and Neighborhood Housing Services of Bedford-Stuyvesant to sponsor home maintenance training programs in Brooklyn, Nassau and Suffolk Counties. These programs, which are earmarked for first time homebuyers, teach them to maintain their homes.

Looking Forward As we move forward, we intend for Roslyn's business strategy to focus on the four key drivers mentioned above. Additionally, the Company continues to incorporate flexibility into its core operations, which permits us to promptly apply different strategies for changing economic times while maintaining our core earnings stream.

As we celebrate our five year anniversary as a public company, we are pleased to have delivered superior financial results for our shareholders. During the time we have been a public company, we have achieved annual core EPS growth of 20%, enhanced return on equity from 6% to 20%, grown our asset base by over 200% and increased return on assets to a current high of 1.43%. Over the past three years, 80% of our franchise growth has been achieved through de novo branching. This has been accomplished while maintaining an efficiency ratio that ranks in the top tier for financial institutions. Since our initial public offering, Roslyn's stock price has increased by 162%, reflecting our achievements in these areas. During this same time period, the S&P bank index increased by only 39%.

In closing, we would like to acknowledge the outstanding performance of our employees and the dedicated guidance of our Board of Directors. Their hard work and productivity has given Roslyn the strong service-oriented culture necessary to compete in today's market. We would like to thank our loyal shareholders and customers for their continued confidence. We look forward with great anticipation to another successful year.

Sincerely,



Shown left to right:

John M. Tsimbinos
Chairman of the Board

Joseph L. Mancino
President, Chief Executive Officer & Vice Chairman of the Board

John R. Bransfield, Jr.
Vice Chairman of the Board

The Roslyn Savings Bank was founded by a group of local businessmen and neighbors who believed that there should be a safe place for savings, an institution to assist customers as they build or purchase their homes, a conservative institution designed in the interest of the people of Long Island. 125 years later our business philosophy continues to reflect a strong community focus and a bold heritage of financial strength. We proudly look to the future for continued success.

Contents

The selected consolidated financial and other data of Roslyn Bancorp, Inc. and subsidiaries (collectively, the Company) set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

At December 31,	2001	2000	1999	1998	1997
(Dollars in thousands)					
Selected Financial Condition Data:					
Total assets	$8,736,780	$7,664,269	$7,725,183	$7,799,719	$7,429,374
Money market investments	27,200	19,800	30,800	38,079	75
Debt securities, net[1]:					
Held-to-maturity	—	—	—	26,965	44,022
Available-for-sale	355,695	711,744	340,655	349,778	487,711
Equity securities:					
Available-for-sale	649,033	374,967	388,546	445,584	298,968
Mortgage-backed and mortgage related securities, net[1]:					
Held-to-maturity	—	—	—	1,250,266	1,377,401
Available-for-sale	3,560,854	2,089,983	2,801,284	1,795,833	2,024,729
Loans receivable held for investment, net[2]	3,656,526	4,046,332	3,808,307	3,583,742	3,000,539
Deposits	4,486,767	4,076,781	4,045,612	4,218,982	4,144,598
Borrowed funds	3,520,295	2,855,025	2,844,541	2,527,847	2,265,029
Stockholders' equity	568,968	580,714	637,659	853,366	854,545

For the Years Ended December 31,	2001	2000	1999	1998	1997
(Dollars in thousands, except per share amounts)					
Selected Operating Data:					
Interest income	$ 561,915	$ 539,822	$ 527,766	$ 546,744	$ 480,376
Interest expense	341,690	342,131	315,194	343,804	289,679
Net interest income before provision for loan losses	220,225	197,691	212,572	202,940	190,697
Provision for loan losses	850	1,000	—	1,500	1,400
Net interest income after provision for loan losses	219,375	196,691	212,572	201,440	189,297
Non-interest income	32,160	6,218	25,618	34,912	21,353
Non-interest expense[3]	79,794	81,622	170,671	89,407	103,219
Income before provision for income taxes and extraordinary item	171,741	121,287	67,519	146,945	107,431
Provision for income taxes	55,466	31,388	43,657	51,402	39,313
Income before extraordinary item	116,275	89,899	23,862	95,543	68,118
Extraordinary item, net of tax—prepayment penalty on debt extinguishment	(5,032)	—	(4,236)	—	—
Net income	$ 111,243	$ 89,899	$ 19,626	$ 95,543	$ 68,118
Basic earnings per share[4]	$ 1.30	$ 0.96	$ 0.18	$ 0.88	$ 0.61
Diluted earnings per share[4]	$ 1.28	$ 0.95	$ 0.18	$ 0.86	$ 0.59

(Continued on next page)

At or For the Years Ended December 31,	2001	2000	1999	1998	1997
(Dollars in thousands)					
Selected Financial Ratios and Other Data[5]:					
Performance Ratios Excluding Extraordinary, Restructuring and Merger Related Charges[6][7]:					
Return on average assets	1.42%	1.30%	1.39%	1.22%	1.12%
Return on average stockholders' equity	19.11	17.11	13.89	11.20	9.13 (14)
Average stockholders' equity to average assets	7.42	7.61	9.97	10.90	12.31
Stockholders' equity to total assets	6.51	7.58	8.25	10.94	11.50
Net interest rate spread[8]	2.42	2.20	2.27	2.07	2.27
Net interest margin[9]	2.78	2.69	2.82	2.66	2.92
Average interest-earning assets to average interest-bearing liabilities	108.28	110.53	113.23	113.18	114.77
Operating expenses to average assets	0.97	0.92	0.98	1.15	1.34
Net interest income to operating expenses	276.46	285.85	282.69	226.19	211.79
Efficiency ratio[10]	32.07	31.56	32.14	40.79	44.17
Dividend payout ratio	35.94	42.96	190.74	58.91	51.12
Cash Basis Performance Ratios Excluding Extraordinary, Restructuring and Merger Related Charges[6][7][11]:					
Return on average assets	1.53%	1.40%	1.50%	1.43%	1.45%
Return on average stockholders' equity	20.67	18.45	15.07	13.15	11.76 (15)
Operating expenses to average assets	0.86	0.83	0.87	0.94	1.10
Net interest income to operating expenses	313.30	319.38	319.01	276.01	257.43
Efficiency ratio[10]	28.30	28.24	28.48	33.43	36.34
Asset Quality Data and Ratios:					
Total non-performing loans[12]	$45,506	$ 9,780	$18,963	$22,074	$20,225
Real estate owned, net	478	293	—	1,176	1,197
Total non-performing assets	$45,984	$10,073	$18,963	$23,250	$21,422
Non-performing loans as a percent of loans[12]	1.23%	0.24%	0.49%	0.61%	0.67%
Non-performing assets as a percent of total assets	0.53	0.13	0.25	0.30	0.29
Allowance for loan losses as a percent of loans[2]	1.10	0.99	1.04	1.11	1.28
Allowance for loan losses as a percent of total non-performing loans[2][12]	89.29	414.36	211.75	182.15	192.56
Other Data:					
Number of customer service facilities[13]	32	27	25	25	23

(1) Includes securities having an amortized cost of $1.27 billion that were transferred from held-to-maturity to available-for-sale in 1999.

(2) Loans receivable held for investment are presented net of the allowance for loan losses, which, at December 31, 2001, 2000, 1999, 1998, and 1997 were $40.6 million, $40.5 million, $40.2 million, $40.2 million and $38.9 million, respectively.

(3) Included in 2000 is a $12.0 million restructuring charge relating to the divestiture of Roslyn National Mortgage Corporation (RNMC). Included in 1999 is $89.2 million of merger related costs associated with the acquisition of T R Financial Corp and a $5.9 million restructuring charge in connection with an early retirement program for certain Bank employees. Included in 1997 is a $12.7 million charitable contribution to The Roslyn Savings Foundation and a $4.6 million pre-tax charge for a settlement agreement, including professional fees related thereto, with the New York State Banking Department regarding certain loan and origination fee practices by RNMC.

(4) Prior period data has been retroactively adjusted to reflect the 3-for-2 split distributed in the form of a stock dividend on August 22, 2001.

(5) Selected financial ratios are end of year ratios, with the exception of all ratios that are based on average balances during the indicated year. Performance and cash performance ratios are measures that the Company believes are useful to investors in order to gain an understanding of the trends and the results of operations for the Company's core business. However, such ratios are not calculated in accordance with accounting principles generally accepted in the United States of America (GAAP).

(6) All performance ratios for the year ended December 31, 1997 exclude the $7.4 million after-tax effect of the shares contributed to The Roslyn Savings Foundation.

(7) Excludes, net of tax, the 2001 and 1999 extraordinary charges related to financial liability repositioning, the 2000 restructuring charge related to the divestiture of RNMC, 1999 merger related costs associated with the acquisition of T R Financial Corp. and a 1999 restructuring charge in connection with an early retirement program for certain Bank employees.

(8) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities. The weighted average cost also includes the effect of the Bank's payment of a special interest payment which ranged from 5% to 25% of the interest paid on savings and NOW accounts for the years ended December 31, 1999 and prior. Additionally, such special interest payment was not paid on T R Financial Corp. accounts. No such special interest payment was paid in 2001 or 2000.

(9) The net interest margin represents net interest income as a percent of average interest-earning assets. Net interest income also includes the effect of the Bank's payment of a special interest payment which ranged from 5% to 25% of the interest paid on savings and NOW accounts for the years ended December 31, 1999 and prior. Additionally, such special interest payment was not paid on T R Financial Corp. accounts. No such special interest payment was paid in 2001or 2000.

(10) The efficiency ratio represents the ratio of general and administrative expenses, divided by the sum of net interest income and non-interest income, adjusted for securities gains or losses, gains on sales of fixed assets and servicing impairment provisions.

(11) Excludes non-cash charges related to goodwill amortization, amortization relating to certain employee stock benefit plans and the 1997 charge relating to the establishment of The Roslyn Savings Foundation.

(12) Non-performing loans consist of all non-accrual loans and loans 90 days or more past due and still accruing. It is the Bank's policy generally to cease accruing interest on all loans 90 days or more past due.

(13) The number shown for 2001 includes customer service facilities opened during the first quarter of 2002.

(14) The ratio shown assumes that the conversion was completed on January 1, 1997. The actual return on average stockholders' equity based on the January 10, 1997 conversion date was 9.30%.

(15) The ratio shown assumes that the conversion was completed on January 1, 1997. The actual cash basis return on average stockholders' equity based on the January 10, 1997 conversion date was 11.98%.

Private Securities Litigation Reform Act Safe Harbor Statement

This report, as well as other written communications made from time to time by Roslyn Bancorp, Inc. and its subsidiaries (the Company) and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections and business trends) that are considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the PSLRA). Such forward-looking statements may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," "intend" and "potential." Examples of forward-looking statements include, but are not limited to, possible or assumed estimates with respect to the financial condition, expected or anticipated revenue, and results of operations and business of the Company, including with respect to earnings growth (on both a GAAP and cash basis); revenue growth in retail banking, lending and other areas; origination volume in the Company's consumer, commercial and other lending businesses; asset quality and levels of non-performing assets; results of operations from real estate joint ventures; current and future capital management programs; non-interest income levels, including fees from services and product sales; tangible capital generation; market share; expense levels; and other business operations and strategies. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA.

The Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: prevailing economic conditions; changes in interest rates, loan demand, real estate values and competition, which can materially affect, among other things, retail banking revenues, revenues from sales of non-deposit investment products, origination levels in the Company's mortgage lending businesses and real estate joint venture activities; the level of defaults, losses and prepayments on loans made by the Company, whether held in portfolio or sold in the secondary markets; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation or practice with respect to tax or other legal issues; risks and uncertainties related to acquisitions and related integration and restructuring activities; and other economic, competitive, governmental, regulatory and technological factors affecting the Company's operations, pricing, products and services. The forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

General

All capital accounts, share and per share data included in the consolidated financial statements and the notes thereto have been retroactively adjusted to reflect the 3-for-2 stock split distributed in the form of a stock dividend on August 22, 2001.

Roslyn Bancorp, Inc., (on a stand alone basis, the Holding Company) incorporated on July 26, 1996, is the holding company for The Roslyn Savings Bank and its subsidiaries (collectively, the Bank). The Board of Trustees of the Bank adopted, in 1996, a Plan of Conversion to convert the Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank with the concurrent formation of a holding company (the Conversion). The Conversion was completed on January 10, 1997, with the issuance by Roslyn Bancorp, Inc. of 63,557,039 shares of its common stock in a public offering, which resulted in $410.7 million of net proceeds, of which $205.3 million was utilized to acquire all of the outstanding stock of the Bank.

Concurrent with the close of the stock offering, an additional 1,906,650 shares of authorized but unissued shares of common stock were donated by Roslyn Bancorp, Inc. to The Roslyn Savings Foundation (the Foundation), a private foundation dedicated to charitable purposes within the Bank's local communities. Roslyn Bancorp, Inc. recognized a one-time charge of $12.7 million, the full amount of the contribution made to the Foundation, in the first quarter of 1997. The contribution to the Foundation was fully tax deductible, subject to an annual limitation based upon the Company's annual taxable income.

Additionally, in connection with the Conversion, the Bank established an Employee Stock Ownership Plan (the ESOP). The ESOP purchased, primarily through a $53.8 million loan from Roslyn Bancorp, Inc. and an initial $1.0 million contribution from the Bank, approximately 8% of the outstanding shares of the Company's common stock, or 5,237,096 shares, on the open market.

During 2000, Roslyn Bancorp, Inc. announced its strategic initiatives and plans to discontinue its residential mortgage banking business through the divestiture of its mortgage banking subsidiary, Roslyn National Mortgage Corporation (RNMC). The Company recorded a pre-tax restructuring charge of $12.0 million in the third quarter of 2000 related to the divestiture of RNMC. See Note 3 of Notes to Consolidated Financial Statements.

After the close of business on February 16, 1999, T R Financial Corp., a Delaware company, merged with and into the Company and T R Financial Corp.'s subsidiary, Roosevelt Savings Bank, a New York State chartered stock savings bank, merged with and into the Bank (the Merger). All subsidiaries of Roosevelt Savings Bank became subsidiaries of the Bank. The acquisition was accounted for as a pooling-of-interests, and, accordingly, all historical financial information for the Company has been restated to include T R Financial Corp.'s historical information for the earliest period presented. Previously reported balances of T R Financial Corp. have been reclassified to conform to the Company's presentation and restated to give effect to the Merger. See Note 2 of Notes to Consolidated Financial Statements.

The Company conducts business primarily through its ownership of the Bank. Currently, the Bank operates 32 banking locations in Kings, Queens, Bronx, Nassau, and Suffolk counties in New York. Subsequent to the 2000 divestiture of RNMC, the Bank discontinued its operations through mortgage origination offices.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and security portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by, among other things, the Company's provision for loan losses, security sale activities, levels of non-performing assets, sales of alternative investments and real estate joint venture activities and, to a lesser extent, loan sale and servicing activities. The Company's non-interest expense principally consists of compensation and employee benefits, occupancy and equipment expense, federal deposit insurance premiums and other operating expenses. Results of operations are also affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

When necessary, certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Management Strategy

The Company's general operating strategy focuses on the origination of mortgage, construction and consumer loans and the efficient use of personnel and technological resources. During the last half of 2000 the Company reduced its previous emphasis on investing in one- to four-family loans through the divestiture of its mortgage banking subsidiary, in favor of investing in higher margin business lines, including commercial, construction and multi-family real estate loans, as well as consumer and business loans. The Company's current operating strategy consists primarily of: (1) the origination of commercial, construction and multi-family real estate loans to selected real estate developers operating in the Bank's primary market area and the origination of consumer and business loans; (2) investing funds, not utilized for loan originations, in the purchase of United States Government Agency securities, mortgage-backed and mortgage related securities, preferred stock of corporate issuers and to repurchase the Company's common stock; (3) expanding the branch network by opening de novo branches; (4) generating fee income by attracting and retaining high transaction core deposit accounts and through the sale of alternative investment products; and (5) maintaining a low expense ratio by efficiently utilizing personnel, branch facilities and alternative delivery channels (telephone banking, internet and ATMs) to service its customers.

Management of Interest Rate Risk

The principal objectives of the Company's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, to maintain an appropriate level of risk given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and to manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's Board of Directors reviews the Company's interest rate risk position on a monthly basis. Additionally, an Asset/Liability Committee comprised of the Bank's senior management reviews the Company's interest rate risk position on a weekly basis. Senior management is also responsible for reviewing, with the Board of Directors, its activities and strategies, the effect of those strategies on the Company's net interest margin, the market value of the Company's portfolio of investments and loans and the effect that changes in interest rates may have on the Company's portfolio and exposure limits.

The Company has utilized the following strategies to manage interest rate risk: (1) increasing low-cost core deposits through an expanded branch network and product offerings; (2) focusing on higher margin business lines by expanding construction, commercial real estate, multi-family and consumer lending; and (3) effectively utilizing borrowed funds and deposits to fund and sustain asset growth while maintaining market spreads. In reaction to the lower interest rate environment experienced during 2001, the Company has lengthened the maturities of its interest-bearing liabilities as borrowings matured. Borrowed funds that mature in one year or less at December 31, 2001 totaled $779.5 million, or 10.0% of total interest-bearing liabilities. Management believes that reducing its exposure to interest rate fluctuations in this manner will enhance long-term profitability.

Gap Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's "interest rate sensitivity gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 2001, the Company's one-year gap position was positive 15.33%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, an institution with a positive gap position would be in a better position to invest in higher yielding assets, which, consequently, may result in the yield of its interest-earning assets increasing at a rate faster than its cost of interest-bearing liabilities, as opposed to if the institution had a negative gap. Accordingly, during a period of falling interest rates, an institution with a positive gap would tend to have its interest-earning assets repricing downward at a faster rate than its interest-bearing liabilities as compared to an institution with a negative gap which, consequently, may tend to negatively affect the growth of its net interest income. The Company's December 31, 2001 cumulative one-year gap position reflects the classification of available-for-sale securities within repricing periods based on their contractual maturities adjusted for estimated callable features and prepayments, if any. If available-for-sale securities at December 31, 2001 were classified within the one-year maturity or repricing category, net interest-earning assets would have exceeded interest-bearing liabilities maturing or repricing within the same period by $3.06 billion, representing a positive cumulative one-year gap position of 34.98%. Available-for-sale securities may or may not be sold, subject to management's discretion. Given the Company's existing liquidity position and its ability to sell securities from its available-for-sale portfolio, management of the Company believes that its current gap position will have no material adverse effect on its liquidity position.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, that are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the Gap Table). Except as stated, the amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the earlier of the term to reprice or the contractual maturity of the asset or liability. The Gap Table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001 on the basis of contractual maturities, anticipated prepayments, callable features and scheduled rate adjustments within a one year period and subsequent annual time intervals. Prepayment assumptions ranging from 6% to 40% per year were applied to the real estate loan portfolio, dependent upon the loan type and coupon. Mortgage-backed and mortgage related securities were assumed to prepay at rates between 18% and 80% annually, dependent upon the security type and pass-through rate. Money market accounts were assumed to decay at 11%, 8%, 6%, 5%, 4% and 66%, savings accounts were assumed to decay at 3%, 3%, 3%, 3%, 3% and 85%, and Super NOW and NOW accounts were assumed to decay at 3%, 3%, 3%, 3%, 3% and 85%, for the categories of up to one year, one to two years, two to three years, three to four years, four to five years, and over five years, respectively. Prepayment and deposit decay rates (estimated deposit withdrawal activity) can have a significant impact on the Company's estimated gap. While the Company believes such assumptions are reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future real estate loan and mortgage-backed and mortgage related securities prepayments and deposit withdrawal activity.

In addition to the foregoing, callable features of certain assets and liabilities may cause actual experience to vary from that indicated. Included in the Gap Table are $588.7 million of callable securities at their estimated fair value and classified primarily based upon their respective interest rates and call features. Of such securities, $253.2 million have been classified, according to their first call date, in the "Up to One Year" category and $335.5 million have been classified, according to their contractual maturity date, in the "Over Five Years" category. Also included in the Gap Table are $2.37 billion of callable borrowings, classified according to their maturity date, except for $750.0 million of such borrowings which have been classified according to their first call date, of which $150.0 million have been classified in the "One to Two Years" category and $600.0 million have been classified in the "Two to Three Years" category. If all callable borrowings at December 31, 2001 were classified according to their first call date, the Company's one-year gap position would have been positive 3.60%.

The Company's positive gap position at December 31, 2001 of 15.33% and negative 16.45% at December 31, 2000 primarily reflects the effect of increased prepayment activity during 2001 in the mortgage-backed securities and real estate loan portfolios, investment in shorter-term multi-family/construction loans, as well as management's strategy of extending the maturities of the Company's borrowings. The decision to extend the maturities of the Company's borrowings was primarily based upon the current interest rate environment.

	At December 31, 2001						
(Dollars in thousands)	Up to One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	Over Five Years	Total
Interest-earning assets[1]:							
Federal funds sold	$ 27,200	$ —	$ —	$ —	$ —	$ —	$ 27,200
Debt and equity securities, net[2]	300,404	24,742	22,788	349,725	19,533	397,406	1,114,598
Mortgage-backed and mortgage related securities, net[2]	2,658,191	477,677	176,972	89,878	54,269	103,867	3,560,854
Real estate loans, net[3][4]	1,207,890	593,781	426,395	311,317	303,749	538,125	3,381,257
Consumer and other loans, net[3][4]	202,629	29,145	8,053	7,951	7,211	30,637	285,626
Total interest-earning assets	4,396,314	1,125,345	634,208	758,871	384,762	1,070,035	8,369,535
Interest-bearing liabilities:							
Money market accounts	41,014	30,088	22,636	17,535	14,022	245,712	371,007
Savings accounts	27,615	26,787	25,983	25,204	24,448	790,470	920,507
Super NOW and NOW accounts	7,684	7,454	7,230	7,013	6,803	219,961	256,145
Certificates of deposit	2,201,406	309,781	130,673	20,284	73,120	21,473	2,756,737
Borrowed funds	779,489	380,000	700,000	25,000	300,000	1,335,806	3,520,295
Total interest-bearing liabilities	3,057,208	754,110	886,522	95,036	418,393	2,613,422	7,824,691
Interest sensitivity gap[5]	$1,339,106	$ 371,235	$ (252,314)	$ 663,835	$ (33,631)	$(1,543,387)	$ 544,844
Cumulative interest sensitivity gap	$1,339,106	$1,710,341	$1,458,027	$2,121,862	$2,088,231	$ 544,844	
Cumulative interest sensitivity gap as a percentage of total assets	15.33%	19.58%	16.69%	24.29%	23.90%	6.24%	
Cumulative net interest-earning assets as a percentage of cumulative interest-bearing liabilities	143.80%	144.88%	131.04%	144.27%	140.07%	106.96%	

(1) Interest-earning assets are included in the period in which the balances are expected to be re-deployed and/or reprice as a result of anticipated prepayments and call dates, scheduled rate adjustments and contractual maturities.

(2) Debt, equity, mortgage-backed and mortgage related securities, net, are shown at their respective carrying values. Included in debt and equity securities, net, is $109.9 million of Federal Home Loan Bank stock.

(3) For the purpose of the gap analysis, the allowance for loan losses and non-accrual loans have been excluded.

(4) Loans held-for-sale are included in the "Up to One Year" category.

(5) The interest sensitivity gap represents the difference between total interest-earning assets and total interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the preceding table. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage (ARM) loans, have features which limit adjustments to interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to service their ARM loans may decrease in the event of an interest rate increase. The Gap Table reflects the estimates of management as to periods to repricing at particular points in time. Among the factors considered, management monitors both its current trends and historical repricing experience with respect to particular or similar products. For example, the Bank has a number of deposit accounts, including passbook savings, Super NOW and NOW and money market accounts which, subject to certain regulatory exceptions, may be withdrawn at any time. The Bank, based upon its historical experience, assumes that while all customers in these account categories could withdraw their funds on any given day, not all will do so even if market interest rates were to change. As a result, different assumptions may be used at different points in time.

The Company's interest rate sensitivity is also monitored by management through the use of a model, which generates estimates of the change in net portfolio value (NPV) over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. For purposes of the NPV table, prepayment assumptions similar to those used in the Gap Table were used, reinvestment rates were those in effect for similar products currently being offered and rates on core deposits were modified to reflect recent trends. The following table sets forth the Company's NPV as of December 31, 2001:

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as a Percentage of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	% Change[1]
(Dollars in thousands)					
200	$712,416	$ 51,680	7.82%	9.45%	16.26%
100	776,672	115,936	17.55	9.97	22.63
Static	660,736	—	—	8.13	—
(100)	462,741	(197,995)	(29.97)	5.50	(32.39)
(200)	351,057	(309,679)	(46.87)	4.07	(49.87)

(1) Based on the portfolio value of the Company's assets assuming no change in interest rates.

As in the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and may not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and may differ from actual results.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information regarding the Company's consolidated average statements of financial condition and the Company's average yields on interest-earning assets and average costs of interest-bearing liabilities for the years indicated. Such yields or costs are derived by dividing income or expense, by the average balance of interest-earning assets or interest-bearing liabilities, respectively. Average balances are derived from average daily balances and include non-performing loans. The yields and costs include fees that are considered adjustments to such yields and costs.

	For the Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
(Dollars in thousands)									
Assets:									
Interest-earning assets[1]:									
Federal funds sold and short-term deposits	$ 43,788	$ 1,579	3.61%	$ 19,580	$ 1,214	6.20%	$ 33,522	$ 1,647	4.91%
Debt and equity securities, net[2]	951,383	75,786	7.97	905,930	69,204	7.64	759,118	51,577	6.79
Mortgage-backed and mortgage related securities, net[2]	3,024,973	193,890	6.41	2,393,562	164,839	6.89	3,034,138	199,553	6.58
Real estate loans, net[3][4]	3,610,942	268,956	7.45	3,774,654	283,279	7.50	3,473,078	257,757	7.42
Consumer and other loans, net[3][4]	298,990	21,704	7.26	256,560	21,286	8.30	228,003	17,232	7.56
Total interest-earning assets	7,930,076	561,915	7.09	7,350,286	539,822	7.34	7,527,859	527,766	7.01
Non-interest-earning assets[5]	265,423			135,460			157,523		
Total assets	$8,195,499			$7,485,746			$7,685,382		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Money market accounts	$ 321,728	10,046	3.12	$ 239,525	10,512	4.39	$ 171,720	6,567	3.82
Savings accounts[6][7]	897,122	14,604	1.63	925,293	17,571	1.90	992,385	21,791	2.20
Super NOW and NOW accounts[7]	218,055	2,916	1.34	168,708	3,130	1.86	150,247	3,208	2.14
Certificates of deposit	2,732,065	142,169	5.20	2,554,147	143,799	5.63	2,781,650	141,882	5.10
Total interest-bearing deposits	4,168,970	169,735	4.07	3,887,673	175,012	4.50	4,096,002	173,448	4.23
Borrowed funds	3,154,877	171,955	5.45	2,762,551	167,119	6.05	2,552,557	141,746	5.55
Total interest-bearing liabilities	7,323,847	341,690	4.67	6,650,224	342,131	5.14	6,648,559	315,194	4.74
Non-interest-bearing liabilities	263,300			265,750			270,456		
Total liabilities	7,587,147			6,915,974			6,919,015		
Stockholders' equity	608,352			569,772			766,367		
Total liabilities and stockholders' equity	$8,195,499			$7,485,746			$7,685,382		
Net interest income/interest rate spread[8][9]		$220,225	2.42%		$197,691	2.20%		$212,572	2.27%
Net interest margin[9][10]			2.78%			2.69%			2.82%
Ratio of interest-earning assets to interest-bearing liabilities			108.28%			110.53%			113.23%

(1) *Includes related assets available-for-sale and unamortized discounts and premiums.*
(2) *Includes at amortized cost, securities available-for-sale, net, and in the case of debt and equity securities, net, Federal Home Loan Bank stock.*
(3) *Amount is net of deferred loan fees, deferred mortgage interest, unamortized discounts and allowance for loan losses and includes loans held-for-sale, net, and non-performing loans.*
(4) *Certain reclassifications have been made to prior period amounts to conform to the current period presentation.*
(5) *Included in non-interest-earning assets for the years ended December 31, 2001 and 2000 is Bank Owned Life Insurance (BOLI) with an average balance of $108.3 million and $65.5 million, respectively, and income of $7.7 million and $4.7 million, respectively. The reclassification of the BOLI asset into interest-earning assets and the associated income from other income to interest income for the years ended December 31, 2001 and 2000 would change the net interest rate spread, net interest margin and the ratio of interest-earning assets to interest-bearing liabilities to 2.42%, 2.84% and 109.76%, respectively, and 2.20%, 2.73% and 111.51%, respectively.*
(6) *Savings accounts include mortgagors' escrow deposits.*
(7) *The average costs of savings and Super NOW and NOW accounts reflect a special interest payment of approximately 5% for the year ended December 31, 1999 of interest paid on savings and Super NOW and NOW accounts. Such payment resulted in additional cost on savings accounts of 4 basis points for the year ended December 31, 1999 and additional cost on Super NOW and NOW accounts of 2 basis points for the year ended December 31, 1999. Such payments were not paid on T R Financial Corp. accounts and no such special payments were paid in 2001 or 2000.*
(8) *Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.*
(9) *On a tax equivalent basis, including BOLI, the net interest rate spread and net interest margin for the years ended December 31, 2001, 2000 and 1999 were 2.64% and 3.06%, respectively, 2.34% and 2.87%, respectively, and 2.38% and 2.93%, respectively.*
(10) *Net interest margin represents net interest income divided by average interest-earning assets.*

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
(In thousands)						
Interest-earning assets[1]:						
Federal funds sold and short-term deposits	$ 552	$ (187)	$ 365	$ (1,176)	$ 743	$ (433)
Debt and equity securities, net	3,558	3,024	6,582	10,701	6,926	17,627
Mortgage-backed and mortgage related securities, net	39,487	(10,436)	29,051	(44,686)	9,972	(34,714)
Real estate loans, net[2]	(12,361)	(1,962)	(14,323)	22,703	2,819	25,522
Consumer and other loans, net[2]	1,729	(1,311)	418	2,276	1,778	4,054
Total interest-earning assets	32,965	(10,872)	22,093	(10,182)	22,238	12,056
Interest-bearing liabilities:						
Money market accounts	(2,937)	2,471	(466)	2,863	1,082	3,945
Savings accounts[3]	(520)	(2,447)	(2,967)	(1,399)	(2,821)	(4,220)
Super NOW and NOW accounts	(5,459)	5,245	(214)	1,202	(1,280)	(78)
Certificates of deposit	18,745	(20,375)	(1,630)	(7,083)	9,000	1,917
Borrowed funds	16,003	(11,167)	4,836	12,111	13,262	25,373
Total interest-bearing liabilities	25,832	(26,273)	(441)	7,694	19,243	26,937
Net change in net interest income	$ 7,133	$ 15,401	$ 22,534	$(17,876)	$ 2,995	$(14,881)

(1) Includes assets available-for-sale.
(2) Certain reclassifications have been made to prior period amounts to conform to the current period presentation.
(3) Includes mortgagors' escrow deposits.

Comparison of Financial Condition For the Years Ended December 31, 2001 and December 31, 2000

General

Total assets at December 31, 2001 were $8.74 billion, an increase of $1.08 billion, or 14.0%, from $7.66 billion at December 31, 2000. The increase in total assets was primarily due to increases in securities available-for-sale, net, of $1.39 billion and, to a lesser extent, Federal Home Loan Bank (FHLB) stock of $34.6 million and other assets of $13.0 million. These increases were offset by decreases in loans receivable held for investment, net, of $389.7 million and deferred tax asset, net, of $7.4 million.

Total securities available-for-sale, net, increased by $1.39 billion, or 43.7%, from $3.18 billion at December 31, 2000 to $4.57 billion at December 31, 2001. Securities available-for-sale increased principally as a result of an increase in mortgage-backed and mortgage related securities of $1.47 billion, or 70.4%. The increase in mortgage-backed and mortgage related securities was primarily from investing the cash flows from increased deposits, borrowings and principal repayments on loans into mortgage-backed and mortgage related securities. Partially offsetting this increase was a decrease in debt and equity securities, net, of $82.0 million, or 7.5%, from $1.09 billion at December 31, 2000 to $1.00 billion at December 31, 2001.

Loans receivable held for investment, net, at December 31, 2001 were $3.70 billion, a decrease of $389.7 million, or 9.5%, from $4.09 billion at December 31, 2000, reflecting a decrease in loan originations of $374.2 million for the year 2001 as compared to 2000. The decrease in loan originations was primarily due to a decrease in one- to four-family loan originations volume of $719.2 million. The one- to four-family loan origination decrease relates to the Company's decision to de-emphasize one- to four-family lending concurrent with the August 2000 divestiture of RNMC. Partially offsetting the decrease in residential loan originations during 2001 were increases in commercial, multi-family and construction loan originations of $305.5 million and an increase in home equity and consumer loan originations of $39.5 million. The increases in commercial, multi-family and construction loan originations reflects management's recent strategy of investing in higher margin business lines. Also contributing to the decrease in loans receivable held for investment, net, was an increase in principal repayments for 2001 as compared to 2000 due, in part, to increased refinancing activity as a result of the lower interest rate environment that prevailed during 2001.

Total liabilities at December 31, 2001 were $8.17 billion, an increase of $1.09 billion, or 15.3%, from $7.08 billion at December 31, 2000. The overall increase in total liabilities principally reflects an increase in total deposits and borrowed funds.

Total deposits increased $410.0 million, or 10.1%, from $4.08 billion at December 31, 2000 to $4.49 billion at December 31, 2001. The increase in total deposits stemmed from the Bank's continued emphasis on obtaining deposits through its de novo branching strategy and through new product offerings. Core deposits increased $301.1 million, or 21.1%, from $1.43 billion at December 31, 2000 to $1.73 billion at December 31, 2001. This increase in core deposits resulted in an increase in the Bank's core deposit percentage from 35.1% at December 31, 2000 to 38.6% at December 31, 2001. Certificates of deposit also increased $108.9 million, or 4.1%, from $2.65 billion at December 31, 2000 to $2.76 billion at December 31, 2001. Demand deposits increased $92.3 million, or 26.7%, from $346.2 million to $438.5 million. The increase in demand deposits primarily resulted from the Bank's checking campaign, which began in March 2000, coupled with the addition of three de novo branches in December of 2000. In addition, money market and savings accounts also increased $208.8 million, or 19.3%, to $1.29 billion at December 31, 2001 from $1.08 billion at December 31, 2000.

Borrowed funds increased $665.3 million, or 23.3%, from $2.86 billion at December 31, 2000 to $3.52 billion at December 31, 2001. The Company utilizes borrowings, primarily in the form of FHLB advances and reverse-repurchase agreements, to fund and sustain asset growth. Also contributing to the increase in borrowed funds was the Company's issuance of $75.0 million in unsecured senior bank notes during the fourth quarter of 2001.

Total stockholders' equity decreased $11.7 million, or 2.0%, to $569.0 million at December 31, 2001 from $580.7 million at December 31, 2000. The decrease was due to the Company's purchase of $106.8 million of treasury and Stock-Based Incentive Plan (SBIP) stock during the year ended December 31, 2001, dividends paid of $39.8 million and the effect of $3.9 million of stock options exercised during the year ended December 31, 2001. Items that offset these decreases were net income for the year ended December 31, 2001 of $111.2 million, the effect of the distribution of ESOP stock of $299,000, amortization of unallocated and unearned shares of common stock held by the Company's stock-related benefit plans of $9.4 million and a decrease of $17.9 million in the net unrealized loss on securities available-for-sale.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General

The Company reported net income of $111.2 million for the year ended December 31, 2001, or basic and diluted earnings per share of $1.30 and $1.28, respectively, as compared to net income of $89.9 million, or basic and diluted earnings per share of $0.96 and $0.95, respectively, for the year ended December 31, 2000. The year ended December 31, 2001 includes a $5.0 million, after tax, extraordinary item relating to prepayment penalties paid on debt extinguishments. The year ended December 31, 2000 includes a $7.6 million, after tax, restructuring charge relating to the divestiture of RNMC.

Interest Income

Interest income increased to $561.9 million for the year ended December 31, 2001, an increase of $22.1 million, or 4.1%, from $539.8 million for the prior year. This increase was primarily attributable to an increase in average interest-earning assets of $579.8 million, or 7.9%, to $7.93 billion for the year ended December 31, 2001 from $7.35 billion for the prior year. This increase was partially offset by a decrease in the average yield on interest-earning assets of 25 basis points from 7.34% for the year ending December 31, 2000 to 7.09% for the year ended December 31, 2001. The increase in average interest-earning assets was primarily attributable to an increase of $631.4 million in the average balance of mortgage-backed and mortgage related securities, net, a $45.5 million increase in the average balance of debt and equity securities, net, and a $42.4 million increase in the average balance of consumer and other loans, net. These increases were partially offset by a $163.7 million decrease in the average balance of real estate loans, net.

Interest income on mortgage-backed and mortgage related securities, net, increased $29.1 million, or 17.6%, to $193.9 million for the year ended December 31, 2001 from $164.8 million for the same period in 2000. The increase was a result of a $631.4 million, or 26.3%, increase in the average balance of mortgage-backed and mortgage related securities, net, from $2.39 billion for the year ended December 31, 2000 to $3.02 billion for the year ended December 31, 2001. The increase in average balance was due to the utilization of part of the proceeds received from increased borrowings and deposit liabilities, coupled with the re-deployment of principal repayments of real estate loans, to purchase mortgage-backed and mortgage related securities. The increase was partially offset by a 48 basis point decline in the average yield on mortgage-backed and mortgage related securities from 6.89% for the year ended December 31, 2000 to 6.41% for the same period in 2001.

Interest income on debt and equity securities, net, increased $6.6 million, or 9.5%, to $75.8 million for the year ended December 31, 2001 from $69.2 million for the same period in 2000. The increase was principally the result of a 33 basis point increase in the average yield on debt and equity securities, net, from 7.64% for the year ended December 31, 2000 to 7.97% for the same period in 2001. The increase in interest income on debt and equity securities, net, was also due to a $45.5 million, or 5.0%, increase in the average balance of debt and equity securities, net, from $905.9 million for the year ended December 31, 2000 to $951.4 million for the year ended December 31, 2001.

Interest income on consumer and other loans, net, increased $418,000, or 2.0%, to $21.7 million for the year ended December 31, 2001 from $21.3 million for the same period in 2000. The increase was a result of the $42.4 million, or 16.5%, increase in the average balance of consumer and other loans, net, from $256.6 million for the year ended December 31, 2000 to $299.0 million for the year ended December 31, 2001. Offsetting the increase was a decrease of 104 basis points in the average yield on consumer and other loans, net, from 8.30% for the year ended December 31, 2000 to 7.26%, for the same period in 2001. The increase in the average balance of consumer and other loans, net, reflects an increase in home equity and consumer loan volume in 2001 as compared to 2000. The decrease in average yield was principally due to downward repricing of consumer loan products during the declining interest rate environment which prevailed during 2001.

Interest income on real estate loans, net, decreased $14.3 million, or 5.1%, to $269.0 million for the year ended December 31, 2001 from $283.3 million for the same period in 2000. The decrease was a result of the decrease of $163.7 million, or 4.3%, in the average balance of real estate loans, net, outstanding from $3.77 billion for the year ended December 31, 2000 to $3.61 billion for the year ended December 31, 2001, coupled with a five basis point decrease in the average yield on real estate loans from 7.50% for the year ended December 31, 2000 to 7.45% for the same period in 2001. The decrease in the average balance was the result of the increased principal repayments occurring in the one- to four-family loan portfolio in 2001 compared to 2000, combined with management's decision to de-emphasize its reliance on one- to four-family lending. The decrease in yield was principally due to the declining interest rate environment during 2001, which resulted in increased principal repayments as consumers refinanced their loans at lower rates, primarily with third parties.

Interest Expense

Interest expense for the year ended December 31, 2001 was $341.7 million, compared to $342.1 million for the year ended December 31, 2000, a decrease of $441,000, or 0.1%. This decrease was the result of a decline in the average rate paid on interest-bearing liabilities of 47 basis points from 5.14% for the year ended December 31, 2000 to 4.67% for the same 2001 period. This decline in average rate paid was offset by an increase in the average balance of interest-bearing liabilities from $6.65 billion in 2000 to $7.32 billion in 2001. The increase in the average balance of interest-bearing liabilities in 2001 as compared to 2000 was due to increases in the average balances of borrowed funds and interest-bearing deposits.

The average balance of borrowed funds increased $392.3 million, or 14.2%, from $2.76 billion for the year ended December 31, 2000 to $3.15 billion for the year ended December 31, 2001. This increase, offset by a 60 basis point decrease in the average cost of borrowings, resulted in a $4.9 million, or 2.9%, increase in interest expense on borrowed funds, from $167.1 million for the year ended December 31, 2000 to $172.0 million for the year ended December 31, 2001. The proceeds from the increase in average borrowed funds were primarily used to fund asset growth and repurchase the Company's common stock. The decrease in the average cost of borrowings was due to the declining interest rate environment experienced during 2001.

The average balance of interest-bearing deposits increased $281.3 million, or 7.2%, from $3.89 billion for the year ended December 31, 2000 to $4.17 billion for the year ended December 31, 2001. The increase was primarily due to an increase in the average balance of certificates of deposit of $177.9 million, or 7.0%, an increase in the average balance of money market accounts of $82.2 million, or 34.3%, and an increase in the average balance of Super NOW and NOW accounts of $49.3 million, or 29.2%, offset in part by a $28.2 million, or 3.0%, decrease in the average balance of savings accounts. The increase in average interest-bearing deposits was achieved by expansion of the Bank's branch network during late 2000 as well as the introduction of new deposit products and continuation of competitive deposit pricing.

Net Interest Income

Net interest income before provision for loan losses was $220.2 million for the year ended December 31, 2001, an increase of $22.5 million, or 11.4%, from $197.7 million for the year ended December 31, 2000. The increase in net interest income was attributable to increases in the net interest rate spread and margin of 22 and 9 basis points, respectively, for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The increase in the net interest rate spread and margin for 2001 resulted from the Company's interest-bearing liabilities repricing downward at a faster rate than its interest-earning assets during the declining interest rate environment of 2001.

Provision for Loan Losses

The Company had a $850,000 provision for loan losses for the year ended December 31, 2001, as compared to a $1.0 million provision for loan losses for the year ended December 31, 2000. The provision for loan losses for the year ended December 31, 2001 reflects management's qualitative and quantitative assessment of the loan portfolio, net charge-offs and prospects for collection of delinquent loans. The $1.0 million provision for loan losses for the year ended December 31, 2000 related to, after management's qualitative and quantitative assessment of the loan portfolio and net charge-offs and prospects for collection of delinquent loans, $11.2 million of loans transferred from RNMC as part of the divestiture process. At December 31, 2001 and 2000, the allowance for loan losses amounted to $40.6 million and $40.5 million, respectively, and the ratio of such allowance to total non-performing loans was 89.29% and 414.36%, respectively. The ratio of the allowance for loan losses to total non-performing loans principally declined due to two commercial credit relationships, totaling $32.3 million at December 31, 2001, which were placed on non-accrual status during the fourth quarter of 2001. Management believes that it is unlikely that the Company will incur any material loss of principal on either credit relationship based upon their respective appraised values. Included in non-performing loans at December 31, 2001 and 2000 were $5.9 million and $3.0 million, respectively, of Federal Housing Administration (FHA) and Veterans Administration (VA) government guaranteed loans. Excluding these loans, non-performing loans totaled $39.6 million and $6.8 million at December 31, 2001 and 2000, respectively, resulting in non-performing loan coverage ratios of 102.50% and 599.73%, respectively. Management assesses the level and adequacy of the allowance for loan losses based on an evaluation of known and inherent risks in the loan portfolio and upon continuing analysis of the factors underlying the quality of the loan portfolio. Management believes the Company's reported allowance for loan losses at December 31, 2001 is both appropriate in the circumstances and adequate to provide for estimated probable losses inherent in the loan portfolio.

Non-Interest Income

Non-interest income increased $26.0 million, or 417.2%, from $6.2 million for the year ended December 31, 2000 to $32.2 million for the same period in 2001. The increase principally reflects the increase in the net gain on securities of $22.3 million from the corresponding prior year period loss of $18.6 million to a net gain on securities of $3.7 million in the current year period. In addition to the increase in the net gain on securities, fees and service charges increased $5.0 million, or 70.2%, from $7.1 million for the year ended December 31, 2000 to $12.1 million for the year ended December 31, 2001. The increase in fees and service charges was attributable to a rise in fee income and service charges resulting from the continued success of the Bank's checking campaign, as well as increased fee income associated with the sale of alternative investment products.

Income on BOLI increased $3.0 million, or 62.7%, during the current year twelve-month period, reflecting a full twelve months of BOLI income, or $7.7 million, as compared to the partial year, or $4.7 million, of BOLI income recorded during the twelve months ended December 31, 2000. Also included in non-interest income for the year ended December 31, 2001 was $6.3 million in income related to the delivery of 81 residential units, during the third and forth quarters of 2001, in connection with the Company's joint venture for the development of a residential community in Oyster Bay, New York. Partially offsetting the above increases was a decrease of $8.6 million in mortgage banking operations income due to the divestiture of RNMC in 2000 and a $2.0 million, or 45.3%, decrease in other non-interest income. Other non-interest income in 2000 included a $3.3 million gain on the sale of the former T R Financial Corp. headquarters in Garden City, New York.

Non-Interest Expense

Total non-interest expense was $79.8 million for the year ended December 31, 2001, as compared to $81.6 million for the year ended December 31, 2000, a decrease of $1.8 million, or 2.2%. Included in total non-interest expense for the year ended December 31, 2000 was a $12.0 million restructuring charge associated with the divestiture of RNMC.

General and administrative expenses for the year ended December 31, 2001 increased $10.5 million, or 15.2%, to $79.7 million from $69.2 million for the year ended December 31, 2000. The increase in general and administrative expenses was primarily due to an increase in compensation and employee benefit costs of $13.4 million and an increase in occupancy and equipment expense of $951,000. These increases were partially offset by decreases in advertising and promotion expenses of $489,000 and other non-interest expenses of $3.2 million.

The increase in compensation and employee benefits of $13.4 million, or 37.7%, primarily was due to an increase in employee stock and performance-based benefit plans expenses and commissions paid in connection with increases in sales of alternative investment products. The increase in compensation and employee benefits for 2001 also reflects a $3.5 million credit for an employee benefit plan settlement gain recognized in 2000. The increase in occupancy and equipment expense of $951,000, or 9.2%, relates to additional costs associated with the operation of several new banking locations which opened in late 2000, coupled with the operation of the Company's headquarters in Jericho, New York, for a full year in 2001. The decrease in advertising and promotion expense of $489,000, or 12.0%, was due to higher promotion expenses recorded in 2000 for the Bank's checking campaign. The $3.2 million, or 17.5%, decrease in other non-interest expenses was primarily due to decreased operational and loan processing expenses related to the discontinuation of residential mortgage lending operations conducted by RNMC, as well as a decrease in other operational and professional expenses.

Income Taxes

Provision for income taxes increased $24.1 million, or 76.7%, from $31.4 million recorded during the year ended December 31, 2000 to $55.5 million during the year ended December 31, 2001. This increase was principally due to a $50.5 million, or 41.6%, increase in income before provision for income taxes and extraordinary item from $121.2 million for the year ended December 31, 2000 to $171.7 million for the year ended December 31, 2001.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

General

The Company reported net income of $89.9 million for the year ended December 31, 2000, or basic and diluted earnings per share of $0.96 and $0.95, respectively, as compared to net income of $19.6 million, or basic and diluted earnings per share of $0.18 for the year ended December 31, 1999. The year ended December 31, 2000 included a $7.6 million, after tax, restructuring charge relating to the divestiture of the Bank's wholly-owned mortgage banking subsidiary, RNMC. The year ended December 31, 1999 included $79.2 million, net of tax, of merger related costs associated with the T R Financial Corp. acquisition and $3.4 million, net of tax, of restructuring charges relating to the January 1999 early retirement program for certain Bank employees. Additionally, an extraordinary item of $4.2 million, net of tax, incurred during the year ended December 31, 1999 related to prepayment penalties incurred in recasting the Company's borrowed funds position.

Interest Income

Interest income increased to $539.8 million for the year ended December 31, 2000, an increase of $12.0 million, or 2.3%, from $527.8 million for the prior year. This increase was primarily attributable to an increase in average yield on interest-earning assets of 33 basis points from 7.01% for the year ending December 31, 1999 to 7.34% for the year ended December 31, 2000. Average interest-earning assets decreased $177.6 million, or 2.4%, to $7.35 billion for the year ended December 31, 2000 from $7.53 billion for the prior year. The decrease in average interest-earning assets was primarily attributable to a decrease of $640.6 million in the average balance of mortgage-backed and mortgage related securities, net. This decrease was partially offset by a $301.6 million increase in average real estate loans, net, a $146.8 million increase in average debt and equity securities, net, and a $28.6 million increase in average consumer and other loans, net.

Interest income on mortgage-backed and mortgage related securities, net, decreased $34.8 million, or 17.4%, to $164.8 million for the year ended December 31, 2000 from $199.6 million for the same period in 1999. The decrease was a result of a $640.6 million reduction in the average balance of mortgage-backed and mortgage related securities, net, from $3.03 billion for the year ended December 31, 1999 to $2.39 billion for the year ended December 31, 2000. The decrease in average balance relates to management's strategy of repositioning the securities portfolio to improve the Company's interest rate risk profile, enhance core margin and spreads and provide the liquidity necessary to execute its capital management programs. The decrease was partially offset by a 31 basis point rise in the average yield on mortgage-backed and mortgage related securities from 6.58% for the year ended December 31, 1999 to 6.89% for the same period in 2000.

Interest income on real estate loans, net, increased $25.5 million, or 9.9%, to $283.3 million for the year ended December 31, 2000 from $257.8 million for the same period in 1999. The increase was a result of the growth in the average balance of loans outstanding, primarily due to management's emphasis during 2000 and in prior years on the origination of one- to four-family loans. Beginning in the third quarter of 2000, and concurrent with the divestiture of RNMC, management de-emphasized the origination of one- to four-family loans in favor of commercial and construction lending. The increase in interest income on real estate loans, net, for the year ended December 31, 2000, as compared to the same period in 1999, was also influenced by a 8 basis point increase in the average yield on real estate loans, net, from 7.42% for the year ended December 31, 1999 to 7.50% for the same period in 2000. The increase in the yield was principally due to the rising interest rate environment during 2000.

Interest income on debt and equity securities, net, increased $17.6 million, or 34.2%, to $69.2 million for the year ended December 31, 2000 from $51.6 million for the same period in 1999. The increase was principally the result of an increase in the average balance of debt and equity securities, net, and an 85 basis point increase in the average yield on debt and equity securities, net, from 6.79% for the year ended December 31, 1999 to 7.64% for the same period in 2000.

Interest income on consumer and other loans, net, which includes student loans, increased $4.1 million, or 23.5%, to $21.3 million for the year ended December 31, 2000 from $17.2 million for the same period in 1999. The increase was a result of the growth in the average balance of consumer and other loans, net, outstanding and an increase of 74 basis points in the average yield on consumer and other loans, net, from 7.56% for the year ended December 31, 1999 to 8.30% for the same period in 2000.

Interest Expense

Interest expense for the year ended December 31, 2000 was $342.1 million, compared to $315.2 million for the year ended December 31, 1999, an increase of $26.9 million, or 8.5%. The average balance of interest-bearing liabilities remained flat during 2000, as compared to 1999, at $6.65 billion. The composition of interest-bearing liabilities in 2000 as compared to 1999 reflected a $210.0 million, or 8.2%, increase in the average balance of borrowed funds and a $208.3 million, or 5.1%, decrease in the average balance of interest-bearing deposits.

The average balance of borrowed funds increased $210.0 million, from $2.55 billion for the year ended December 31, 1999 to $2.76 billion for the year ended December 31, 2000. This increase, combined with a 50 basis point increase in the average cost of borrowings, resulted in a $25.4 million, or 17.9%, increase in interest expense on borrowed funds, from $141.7 million for the year ended December 31, 1999 to $167.1 million for the year ended December 31, 2000. The proceeds from the increase in average borrowed funds were primarily used to fund loan growth and repurchase the Company's common stock.

The decrease in the average balance of interest-bearing deposits of $208.3 million, or 5.1%, was primarily due to a $67.1 million decrease in savings accounts and a $227.5 million decrease in certificates of deposit accounts, offset in part by increases in the average balance of money market accounts of $67.8 million and Super NOW and NOW accounts of $18.5 million. The increase in money market and Super NOW and NOW accounts was achieved by introducing new deposit products. The effect of the lower average interest-bearing deposits balance was partially offset by a 27 basis point increase in the average cost of deposits from 4.23% for the year ended December 31, 1999 to 4.50% for the corresponding 2000 period. This resulted in an increase of $1.6 million, or 0.9%, in interest expense on deposits for the year ended December 31, 2000 as compared to the same period in 1999.

Net Interest Income

Net interest income before provision for loan losses was $197.7 million for the year ended December 31, 2000, a decrease of $14.9 million, or 7.0%, from $212.6 million for the year ended December 31, 1999. The decrease in net interest income was attributable to decreases in the net interest rate spread and margin of 7 and 13 basis points, respectively, for the year ended December 31, 2000 as compared to the year ended December 31, 1999. The decrease in net interest income reflects the impact of a higher interest rate environment and management's strategy of controlling balance sheet growth during economic cycles which offer narrow profit margins. The interest rate spread and margin for the year ended December 31, 2000 was 2.20% and 2.69%, respectively, and 2.27% and 2.82%, respectively, for the same period in 1999.

Included in non-interest-earning assets for the year ending December 31, 2000 is BOLI with an average balance of $65.5 million, an average pre-tax yield of 7.18% and generating $4.7 million of income reported as non-interest income during 2000. If the Company were to reclassifying BOLI to an interest-earning asset and the related income from non-interest income to interest income for the year ended December 31, 2000, the Company's net interest rate spread, net interest margin and ratio of interest-earning assets to interest-bearing liabilities would be 2.20%, 2.73% and 111.51%, respectively.

Provision for Loan Losses

The Company had a $1.0 million provision for loan losses for the year ended December 31, 2000, as compared to no provision for loan losses for the year ended December 31, 1999. The $1.0 million provision for loan losses for the year ended December 31, 2000 represents a provision relating to $11.2 million of loans transferred from RNMC as part of its divestiture. Exclusive of the above mentioned $1.0 million provision, the lack of a provision for loan losses for December 31, 2000 and December 31, 1999 reflects management's qualitative and quantitative assessment of the loan portfolio, net charge-offs and collection of delinquent loans. At December 31, 2000 and 1999, the allowance for loan losses amounted to $40.5 million and $40.2 million, respectively, and the ratio of such allowance to total non-performing loans was 414.36% and 211.75%, respectively. Included in non-performing loans at December 31, 2000 and 1999, were $3.0 million and $10.5 million, respectively, of FHA and VA government guaranteed loans, which are backed by the FHA and VA. Excluding these loans, non-performing loans totaled $6.8 million and $8.5 million at December 31, 2000 and 1999, respectively, resulting in non-performing loan coverage ratios of 599.73% and 473.86%, respectively. Management assesses the level and adequacy of the allowance for loan losses based on an evaluation of known and inherent risks in the loan portfolio and upon continuing analysis of the factors underlying the quality of the loan portfolio from time to time.

Non-Interest Income

Non-interest income decreased $19.4 million, or 75.7%, to $6.2 million for the year ended December 31, 2000 as compared to $25.6 million for the prior year. The decrease was primarily the result of a $21.3 million decrease in net gains on sales of securities and a $7.1 million decrease in mortgage banking operations. These decreases were partially offset by a $2.5 million increase in other non-interest income, a $4.7 million increase in BOLI and a $1.7 million increase in fees and service charges for the year ended December 31, 2000, as compared to the 1999 comparable period. The decrease in net gains on securities was due to the previously mentioned management strategy of securities repositioning. The decrease in mortgage banking operations income was due to the divestiture of RNMC in the Fall of 2000. The $2.5 million increase in other non-interest income was principally due to the recognition of a $3.3 million gain on the sale of the former T R Financial Corp. headquarters in Garden City, New York. Included in other non-interest income for the year ending December 31, 1999 was a $1.6 million gain on the sale of certain Bank properties. The increase in retail banking fees resulted from the Bank's year 2000 checking campaign and an increase in income from the sales of alternative investment products.

Non-Interest Expense

Non-interest expense totaled $81.6 million for the year ended December 31, 2000, as compared to $170.7 million for the year ended December 31, 1999, a decrease of $89.1 million, or 52.2%. The decrease in non-interest expense was primarily attributable to merger related costs associated with the acquisition of T R Financial Corp. totaling $89.2 million and a restructuring charge in connection with an early retirement program for employees totaling $5.9 million incurred during the first quarter of 1999. The aforementioned merger related costs were partially offset by the $12.0 million third quarter 2000 restructuring charge relating to the divestiture of RNMC. This charge was comprised of $2.4 million in employment contracts and termination pay expenses, $1.2 million in legal, professional and other transaction fees, $1.7 million in goodwill write-offs and $6.7 million in write-downs of fixed assets and other assets. As of December 31, 2000, the Company had recorded $10.9 million in cash payments or write-downs related to the restructuring charge. The remaining $1.1 million in unpaid expenses related to the restructuring charge is comprised of unpaid employment contracts and other miscellaneous fees.

General and administrative expenses for the year ended December 31, 2000 decreased $6.0 million, or 8.0%, to $69.2 million from $75.2 million for the year ended December 31, 1999. The decrease in general and administrative expenses was due to the reduction in compensation and employee benefit costs of $8.5 million, offset by increases in occupancy and equipment expenses of $162,000, deposit insurance premiums of $304,000, advertising and promotion expenses of $683,000 and other non-interest expenses of $1.3 million.

The decrease in compensation and employee benefit expenses was due to the recognition of an employee benefit plan settlement gain of $3.5 million, decreased salary and commissions relating to the RNMC divestiture and, to a lesser extent, a full year of post merger cost reductions relating to the Merger. The slight increase in occupancy and equipment expense related to the additional expenses associated with the operation of several new banking locations, coupled with the loss of rental income from Bank owned properties that were sold during the fourth quarter of 1999. These increases were partially offset by reductions in occupancy costs resulting from the RNMC divestiture in the third quarter of 2000. The increase in advertising and promotion expense was related to the promotion of the Bank's checking campaign. Other non-interest expenses increased due, in part, to higher data processing charges and $1.0 million in charges relating to certain other assets of the Company.

Income Taxes

Total income tax expense decreased $12.3 million from $43.7 million recorded during the year ended December 31, 1999 to $31.4 million during the year ended December 31, 2000. The decrease is attributable to the tax effect of the merger related costs and restructuring charges incurred during the years ended December 31, 1999 and 2000, which were deemed to be partially non-deductible, and a decrease after excluding merger costs and restructuring charges from both years in income before income taxes during the year ended December 31, 2000 as compared to the same period in 1999. The decrease was also attributable to the tax effect of the Bank's BOLI policy and the effect of a $3.9 million tax benefit relating to the Merger.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowings and proceeds from the principal and interest payments on loans and securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, prepayment of mortgage loans and mortgage-backed securities are greatly influenced by general interest rates, economic conditions and competition.

Another source of funding for the Holding Company is dividend payments from the Bank. Dividend payments by the Bank have primarily been used to fund common stock repurchases and pay dividends on the Company's common stock. The Bank's ability to pay dividends to the Holding Company is generally limited by New York State banking law and regulations and the regulations of the Federal Deposit Insurance Corporation. During 2001, the Bank received a waiver from the New York State Superintendent of Banks and paid $141.0 million of dividends to the Holding Company. To the extent the Bank were to apply in the future to pay dividends to the Holding Company in excess of the regulatory permitted dividend amounts, no assurances can be made such application of waiver would be approved by the regulatory authorities.

The Company has debt ratings from three recognized credit rating firms. These ratings allow the Company to access the wholesale debt markets thereby providing the Company with additional means for meeting its funding requirements. As of December 31, 2001, the Company has issued $75.0 million in unsecured senior bank notes at a rate of 7.50% and a maturity date of December 1, 2008. In addition, the Company has the ability to issue an additional $125.0 million in debt and other types of securities, with rates and terms to be determined, pursuant to the Company's $200.0 million shelf registration filed with the Securities and Exchange Commission during 2001.

The primary investing activities of the Company are the origination of mortgage and construction loans and the purchase of mortgage-backed, mortgage related, debt and equity securities. During the years ended December 31, 2001 and 2000, the Bank originated $85.0 million and $804.2 million, respectively, of one- to four-family mortgage loans. This decrease was primarily attributable to management's decision to de-emphasize residential lending through the divestiture of RNMC. During the year ended December 31, 2001 the Bank originated $527.4 million of construction, multi-family and commercial real estate loans, as compared to $221.9 million in the comparable 2000 period. This increase reflects management's decision to de-emphasize its reliance on one- to four-family lending and capitalize on its higher margin lending operations. Purchases of securities available-for-sale totaled $4.87 billion and $627.6 million during the years ended December 31, 2001 and 2000, respectively. In addition to the aforementioned investing activities, the Company, during the second quarter of 2000, purchased a $100.0 million BOLI policy and during the third quarter of 2000 invested $25.0 million in a joint venture for the development of a residential community in the Town of Oyster Bay, New York.

In early 2001, the Bank entered into a private label program for the origination of one- to four-family loans through its existing branch network under a mortgage origination assistance agreement with a third party mortgage originator. Under this program, the Bank will utilize the third party's mortgage loan origination platforms (including, among others, telephone and internet platforms) to originate loans, based on defined underwriting criteria and in accordance with Federal National Mortgage Association (FNMA) guidelines, that close in the Bank's name and utilize the Bank's licensing. The Bank will fund such loans directly, and, under a separate loan and servicing rights purchase and sale agreement with the same third party, has the option to retain the loans in its portfolio, sell the loans to third party investors or deliver the loans back to the same third party at agreed upon pricing.

The Company closely monitors its liquidity position on a daily basis. Excess short-term liquidity is invested in overnight federal funds sold. In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of reverse-repurchase agreements, FHLB advances and other borrowing facilities. At December 31, 2001, the Company had $3.52 billion in borrowed funds outstanding, as compared to $2.86 billion at December 31, 2000.

At December 31, 2001, the Company had outstanding loan commitments to advance $428.1 million of loans, which primarily consisted of commercial real estate and construction loans. Management of the Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less at December 31, 2001 totaled $2.20 billion. Based upon prior experience, and the Company's current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

The Company's most liquid assets are cash and cash equivalents, short-term securities and securities available-for-sale. The levels of these assets are dependent on the Company's operating, financing, lending and investment activities during any given period. At December 31, 2001 and 2000, the Company had $102.8 million and $82.9 million, respectively, in cash and cash equivalents. The Company had no short-term repurchase agreements outstanding at December 31, 2001 and 2000.

Tangible stockholders' equity (stockholders' equity less certain intangible assets) totaled $568.0 million at December 31, 2001, as compared to $579.6 million at December 31, 2000. This decrease reflects the change in the Company's stockholders' equity noted in the Comparison of Financial Condition section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Tangible equity is a critical measure of a company's ability to repurchase stock, pay dividends and support greater asset and franchise growth. The Company is subject to various capital requirements, which affect its classification for regulatory purposes, as well as for deposit insurance purposes. These requirements utilize tangible equity as a base component, not equity, as defined by accounting principles generally accepted in the United States of America (GAAP). Although reported earnings and return on equity are traditional measures of a company's performance, management believes that the growth in tangible equity, or "cash earnings," is also a significant measure of a company's performance. Cash earnings represent the amount by which tangible equity changes each period due to operating results. Cash earnings include reported earnings plus the non-cash charges related to the amortization for the allocation of Employee Stock Ownership Plan (ESOP) and SBIP stock, as well as the amortization of goodwill. These items have either been previously charged to equity, as in the case of ESOP and SBIP charges through contra-equity accounts, or do not affect tangible equity, such as the market appreciation of allocated ESOP shares, for which the operating charge is offset by a credit to additional paid-in-capital, and goodwill amortization for which the related intangible asset has already been deducted in the calculation of tangible equity.

Management believes that cash earnings and cash returns on average stockholders' equity and average assets reflect the Company's ability to generate tangible capital that can be leveraged for future growth. Cash earnings and cash returns on average stockholders' equity and average assets are non-GAAP measures, which the Company believes are useful to investors in order to gain an understanding of the trends and the results of operations for the Company's core business. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results. For the year ended December 31, 2001, cash earnings, excluding extraordinary charges, totaled $125.8 million, or $9.5 million higher than reported earnings, excluding extraordinary charges, and generated a cash return on average stockholders' equity of 20.67% and a cash return on average assets of 1.53%.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates generally have a greater impact on the Company's performance than do the effects of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

For discussion regarding the impact of new accounting pronouncements, refer to Note 1 of Notes to Consolidated Financial Statements.

December 31,	2001	2000
(In thousands, except share amounts)		
Assets		
Cash and cash equivalents:		
Cash and cash items	$ 10,815	$ 9,868
Due from banks	64,810	53,281
Money market investments	27,200	19,800
Total cash and cash equivalents	102,825	82,949
Debt and equity securities available-for-sale, net (securities pledged of $114,426 and $322,325 at December 31, 2001 and 2000, respectively)	1,004,728	1,086,711
Mortgage-backed and mortgage related securities available-for-sale, net (securities pledged of $1,754,733 and $1,642,655 at December 31, 2001 and 2000, respectively)	3,560,854	2,089,983
Total securities available-for-sale, net	4,565,582	3,176,694
Federal Home Loan Bank of New York stock, at cost	109,870	75,246
Loans held-for-sale	9,364	822
Loans receivable held for investment, net:		
Real estate loans, net	3,412,148	3,828,212
Consumer and other loans, net	285,012	258,644
Total loans receivable held for investment, net	3,697,160	4,086,856
Allowance for loan losses	(40,634)	(40,524)
Total loans receivable held for investment, net of allowance for loan losses	3,656,526	4,046,332
Banking house and equipment, net	32,589	29,419
Accrued interest receivable	50,550	48,941
Deferred tax asset, net	40,213	47,627
Other assets	169,261	156,239
Total assets	$8,736,780	$7,664,269
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Savings accounts	$ 920,507	$ 832,036
Certificates of deposit	2,756,737	2,647,867
Money market accounts	371,007	250,668
Interest-bearing demand deposit accounts	256,145	196,267
Demand deposit accounts	182,371	149,943
Total deposits	4,486,767	4,076,781
Official checks outstanding	40,349	24,577
Borrowed funds:		
Reverse-repurchase agreements	1,757,489	2,072,614
Senior bank notes	75,000	—
Other borrowings	1,687,806	782,411
Total borrowed funds	3,520,295	2,855,025
Accrued interest and dividends	27,475	33,967
Mortgagors' escrow and security deposits	30,615	33,633
Accrued taxes payable	21,837	16,560
Accrued expenses and other liabilities	40,474	43,012
Total liabilities	8,167,812	7,083,555
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized; 118,811,472 and 118,819,355 shares issued at December 31, 2001 and 2000, respectively; 87,116,397 and 92,864,780 shares outstanding at December 31, 2001 and 2000, respectively	1,188	1,188
Additional paid-in-capital	507,413	505,879
Retained earnings—partially restricted	592,865	525,784
Accumulated other comprehensive loss:		
Net unrealized loss on securities available-for-sale, net of tax	(26,573)	(44,414)
Unallocated common stock held by Employee Stock Ownership Plan (ESOP)	(44,838)	(46,631)
Unearned common stock held by Stock-Based Incentive Plan (SBIP)	(9,132)	(15,708)
Common stock held by Supplemental Executive Retirement Plan and Trust (SERP), at cost (553,080 shares at December 31, 2001 and 2000)	(4,535)	(4,535)
Treasury stock, at cost (31,695,075 and 25,954,575 shares at December 31, 2001 and 2000, respectively)	(447,420)	(340,849)
Total stockholders' equity	568,968	580,714
Total liabilities and stockholders' equity	$8,736,780	$7,664,269

See accompanying notes to consolidated financial statements.

Years Ended December 31,	2001	2000	1999
(In thousands, except per share amounts)			
Interest income:			
Federal funds sold and short-term deposits	$ 1,579	$ 1,214	$ 1,647
Debt and equity securities	75,786	69,204	51,577
Mortgage-backed and mortgage related securities	193,890	164,839	199,553
Real estate loans	268,956	283,279	257,757
Consumer and other loans	21,704	21,286	17,232
Total interest income	561,915	539,822	527,766
Interest expense:			
Deposits	169,735	175,012	173,448
Borrowed funds	171,955	167,119	141,746
Total interest expense	341,690	342,131	315,194
Net interest income before provision for loan losses	220,225	197,691	212,572
Provision for loan losses	850	1,000	—
Net interest income after provision for loan losses	219,375	196,691	212,572
Non-interest income:			
Fees and service charges	12,089	7,101	5,356
Net gains (losses) on securities	3,727	(18,557)	2,738
Income from bank owned life insurance	7,713	4,741	—
Joint venture income	6,258	—	—
Mortgage banking operations	—	8,595	15,668
Other non-interest income	2,373	4,338	1,856
Total non-interest income	32,160	6,218	25,618
Non-interest expense:			
General and administrative expenses:			
Compensation and employee benefits	48,807	35,442	43,911
Occupancy and equipment	11,264	10,313	10,151
Deposit insurance premiums	840	952	648
Advertising and promotion	3,602	4,091	3,408
Other non-interest expenses	15,146	18,361	17,078
Total general and administrative expenses	79,659	69,159	75,196
Amortization of excess of cost over fair value of net assets acquired	126	361	493
Real estate operations, net	9	129	(168)
Merger related costs	—	—	89,247
Restructuring charges	—	11,973	5,903
Total non-interest expense	79,794	81,622	170,671
Income before provision for income taxes and extraordinary item	171,741	121,287	67,519
Provision for income taxes	55,466	31,388	43,657
Income before extraordinary item	116,275	89,899	23,862
Extraordinary item, net of tax—prepayment penalty on debt extinguishment	(5,032)	—	(4,236)
Net income	$111,243	$ 89,899	$ 19,626
Basic earnings per share:			
Income before extraordinary item	$ 1.36	$ 0.96	$ 0.22
Extraordinary item, net of tax	(0.06)	—	(0.04)
Net income per share	$ 1.30	$ 0.96	$ 0.18
Diluted earnings per share:			
Income before extraordinary item	$ 1.34	$ 0.95	$ 0.22
Extraordinary item, net of tax	(0.06)	—	(0.04)
Net income per share	$ 1.28	$ 0.95	$ 0.18

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2001, 2000 and 1999	Common stock	Additional paid-in-capital	Retained earnings—partially restricted	Accumulated other compre-hensive income (loss)	Unallocated common stock held by ESOP	Unearned common stock held by SBIP	Common stock held by SERP, at cost	Treasury stock, at cost	Total
(In thousands)									
Balance at December 31, 1998	$1,288	$528,616	$512,184	$ 13,745	$(53,831)	$(30,818)	$ (2,158)	$(115,660)	$ 853,366
Comprehensive loss:									
Net income	—	—	19,626	—	—	—	—	—	19,626
Other comprehensive loss, net of tax:									
Net unrealized loss on securities, net of reclassification adjustment[1][2]	—	—	—	(124,794)	—	—	—	—	(124,794)
Comprehensive loss									(105,168)
Adjustments to stockholders' equity to effect the merger with T R Financial Corp.	(100)	(47,768)	—	1,492	3,613	52	2,158	56,268	15,715
Exercise of stock options and related tax benefit	—	62	(15,012)	—	—	—	—	—	(14,950)
Allocation of ESOP stock	—	11,001	—	—	1,793	—	—	—	12,794
Amortization of SBIP stock awards	—	4	(666)	—	—	9,872	—	—	9,210
Cash dividends declared on common stock	—	—	(37,241)	—	—	—	—	—	(37,241)
Common stock acquired, at cost	—	—	—	—	—	—	(4,191)	(91,876)	(96,067)
Balance at December 31, 1999	1,188	491,915	478,891	(109,557)	(48,425)	(20,894)	(4,191)	(151,268)	637,659
Comprehensive income:									
Net income	—	—	89,899	—	—	—	—	—	89,899
Other comprehensive income, net of tax:									
Net unrealized gain on securities, net of reclassification adjustment[1][2]	—	—	—	65,143	—	—	—	—	65,143
Comprehensive income									155,042
Distribution of ESOP and SERP stock	—	13,583	(4)	—	—	—	237	—	13,816
Exercise of stock options and related tax benefit	—	—	(4,850)	—	—	—	—	—	(4,850)
Allocation of ESOP stock	—	381	—	—	1,794	—	—	—	2,175
Amortization of SBIP stock awards	—	—	(103)	—	—	5,186	—	—	5,083
Cash dividends declared on common stock	—	—	(38,049)	—	—	—	—	—	(38,049)
Common stock acquired, at cost	—	—	—	—	—	—	(581)	(189,581)	(190,162)
Balance at December 31, 2000	1,188	505,879	525,784	(44,414)	(46,631)	(15,708)	(4,535)	(340,849)	580,714
Comprehensive income:									
Net income	—	—	111,243	—	—	—	—	—	111,243
Other comprehensive income, net of tax:									
Net unrealized gain on securities, net of reclassification adjustment[1][2]	—	—	—	17,841	—	—	—	—	17,841
Comprehensive income									129,084
Distribution of ESOP stock	—	299	—	—	—	—	—	—	299
Exercise of stock options and related tax benefit	—	—	(3,874)	—	—	—	—	—	(3,874)
Allocation of ESOP stock	—	1,235	—	—	1,793	—	—	—	3,028
Amortization of SBIP stock awards	—	—	(503)	—	—	6,841	—	—	6,338
Cash dividends declared on common stock	—	—	(39,785)	—	—	—	—	—	(39,785)
Common stock acquired, at cost	—	—	—	—	—	(265)	—	(106,571)	(106,836)
Balance at December 31, 2001	$1,188	$507,413	$592,865	$ (26,573)	$(44,838)	$ (9,132)	$ (4,535)	$(447,420)	$ 568,968

(1) *Disclosure of reclassification amount, net of tax, for the years ended:*	2001	2000	1999
Net unrealized appreciation (depreciation) arising during the year, net of tax	$20,047	$ 54,390	$(123,209)
Less: Reclassification adjustment for net gains (losses) included in net income, net of tax	2,206	(10,753)	1,585
Net unrealized gain (loss) on securities, net of tax	$17,841	$ 65,143	$(124,794)

(2) *The tax (expense) benefit relating to the net unrealized gain (loss) on securities during the years ended December 31, 2001, 2000 and 1999 was $(12.7) million, $(47.3) million and $90.7 million, respectively.*

See accompanying notes to consolidated financial statements.

Years Ended December 31,	2001	2000	1999
(In thousands)			
Cash flows from operating activities:			
Net income	$ 111,243	$ 89,899	$ 19,626
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	850	1,000	—
Provision for (recovery of) other real estate owned losses	—	18	(300)
Amortization of excess of cost over fair value of net assets acquired	126	361	493
Depreciation and amortization	3,291	3,181	3,452
Accretion of discounts (in excess of) less than amortization of premiums	(18,114)	(18,564)	5,277
ESOP and SBIP expense, net	9,366	7,258	21,457
Originations of loans held-for-sale, net of sales and securitizations	(7,629)	69,930	35,861
Net gains on sales of loans	(913)	(8,225)	(17,309)
Net (gains) losses on securities	(3,727)	18,557	(2,738)
Gains on sales of fixed assets	(235)	(3,266)	—
Net gains on sales of real estate owned	(40)	(33)	(2)
Income from bank owned life insurance	(6,258)	(4,741)	—
Restructuring charges and merger related costs	—	7,110	41,000
Income taxes deferred and tax benefits attributable to stock plans	(3,624)	4,721	6,473
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(1,609)	(6,178)	4,340
(Increase) decrease in other assets	(5,580)	15,928	3,064
Increase (decrease) in official checks outstanding	15,772	(1,181)	3,286
(Decrease) increase in accrued interest and dividends	(6,492)	5,043	116
Increase (decrease) in accrued taxes payable	5,277	655	(18,107)
Decrease in accrued expenses and other liabilities	(2,239)	(10,396)	(17,324)
Net increase in deferred costs and fees	(780)	(7,208)	(3,948)
Increase in other, net	—	—	547
Net cash provided by operating activities	88,685	163,869	85,264
Cash flows from investing activities:			
Proceeds from sales and repayments of securities available-for-sale	3,535,422	1,094,167	2,197,502
Net (purchase) redemption of Federal Home Loan Bank stock	(34,624)	(47,217)	12,000
Purchases of securities available-for-sale	(4,871,373)	(627,624)	(2,077,462)
Investment in real estate joint venture	—	(25,000)	—
Purchase of bank owned life insurance	—	(100,000)	—
Loan originations and purchases, net	389,138	(231,914)	(220,596)
Purchases of banking house and equipment, net	(6,226)	(2,140)	(2,072)
Proceeds from sales of other real estate owned	453	144	1,762
Excess of cost over fair value of net assets acquired	—	—	(1,259)
Net cash (used in) provided by investing activities	(987,210)	60,416	(90,125)

(Continued on next page)

Years Ended December 31,	2001	2000	1999
(In thousands)			
Cash flows from financing activities:			
Increase (decrease) in demand deposit, money market and savings accounts	$ 301,116	$ (11,244)	$ 56,754
Increase (decrease) in certificates of deposit	108,870	42,413	(230,124)
Increase in short-term reverse-repurchase agreements and other borrowings	332,606	330,733	44,337
Increase (decrease) in long-term reverse-repurchase agreements and other borrowings	257,664	(320,249)	272,357
Net proceeds from the issuance of senior bank notes	73,875	—	—
Decrease in mortgagors' escrow and security deposits	(3,018)	(25,832)	(12,579)
Net cash used in exercise of stock options	(6,091)	(7,795)	(19,756)
Cash dividends paid on common stock	(39,785)	(38,049)	(37,241)
Cost to repurchase treasury stock	(106,571)	(189,581)	(91,876)
Cost to repurchase common stock for SBIP and SERP	(265)	(581)	—
Proceeds from re-issuance of treasury stock	—	—	7,650
Net cash provided by (used in) financing activities	918,401	(220,185)	(10,478)
Net increase (decrease) in cash and cash equivalents	19,876	4,100	(15,339)
Cash and cash equivalents at beginning of year	82,949	78,849	94,188
Cash and cash equivalents at end of year	$ 102,825	$ 82,949	$ 78,849
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest on deposits and borrowed funds	$ 348,182	$ 337,088	$ 315,078
Income taxes	$ 43,769	$ 26,566	$ 56,078
Non-cash investing activities:			
Additions to real estate owned, net	$ 598	$ 422	$ 141
Transfer of securities from held-to-maturity to available-for-sale, at amortized cost	$ —	$ —	$ 1,269,280

See accompanying notes to consolidated financial statements.

1 Summary of Significant Accounting Policies and Related Matters

Roslyn Bancorp, Inc. was organized under Delaware law as the savings and loan holding company for The Roslyn Savings Bank and its subsidiaries (collectively, the Bank) in connection with the Bank's conversion from a New York State chartered mutual savings bank to a New York State chartered stock savings bank on January 10, 1997. The following is a summary of significant accounting policies of Roslyn Bancorp, Inc. and its wholly-owned subsidiaries (collectively, the Company). The Company's business consists primarily of the business activities of the Bank, which activities include attracting deposits from the general public, originating real property loans (residential mortgage, construction, commercial and multi-family property loans) and consumer loans and selling various financial products. Deposits at the Bank are insured up to applicable limits by the Bank Insurance Fund (BIF) of the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the New York State Banking Department (NYSBD) and the FDIC.

(a) Principles of Consolidation and Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. When necessary, certain reclassifications have been made to prior year amounts to conform to the current year presentation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and disclosure of contingent assets and liabilities and results of operations for the periods then ended. Actual results could differ from those estimates and assumptions. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses.

All capital accounts, share and per share data included in the consolidated financial statements and the notes thereto have been retroactively adjusted to reflect the 3-for-2 stock split distributed in the form of a stock dividend on August 22, 2001.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and money market investments, which are generally sold for one to three day periods.

(c) Debt, Equity, Mortgage-Backed and Mortgage Related Securities

The Company classifies debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (1) "held-to-maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at amortized cost; (2) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (3) "available-for-sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported, net of tax, as accumulated other comprehensive income or loss, a separate component of stockholders' equity. The Company determines the appropriate classification of each security at the time of purchase.

Premiums and discounts on debt, mortgage-backed and mortgage related securities are amortized to expense and accreted to income over the estimated life of the respective security using the interest method. Premiums paid on certain callable preferred stock are amortized against income over the period to the call date. Gains and losses on the sales of securities are recognized on realization.

(d) Loans Held-for-Sale and Loans Receivable

Loans held-for-sale are carried at the aggregate lower of cost or market value as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis.

Loans receivable are stated at unpaid principal balances, including negative escrow, less unearned discounts, deferred mortgage interest and net deferred loan origination fees. Purchased loans are recorded at cost. Related premiums or discounts on mortgage and other loans purchased are amortized to expense or accreted to income using the interest method over the estimated life of the loans. The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment of the loan's yield over the term of the related loan using the interest method. When a loan is sold or repays, the remaining net unamortized fee is taken into income.

Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Mortgage servicing rights (MSRs) are amortized as a reduction to loan servicing fee income using the interest method over the estimated remaining life of the underlying mortgage loans. MSRs are carried at the lower of allocated cost or fair value. The Company estimates the fair value of its MSRs internally, based on a proprietary valuation model and third party valuations. Impairment, if any, would be recognized through a valuation allowance.

Income from mortgage banking operations during the years ended December 31, 2000 and 1999 was comprised of the gains or losses generated from the sale of mortgage loans into the secondary market, including all fees and mortgage servicing rights related thereto. Due to the divestiture of the Company's mortgage banking subsidiary, Roslyn National Mortgage Corporation (RNMC), in 2000, no income from mortgage banking operations was recorded during the year ended December 31, 2001.

A substantial portion of the Company's loans are secured by real estate in the New York Metropolitan area. Accordingly, the ultimate collectibility of such a loan portfolio is susceptible to changes in market conditions in the New York Metropolitan area.

(e) Allowance for Loan Losses

The allowance for loan losses is based on a periodic analysis of the loan portfolio and reflects an amount that, in management's judgment, is adequate to provide for loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio, risk ratings assigned by lending personnel, ratings assigned by the independent loan review function, present financial condition of borrower, current economic conditions and other portfolio risk characteristics. Provisions for loan losses are charged to operations. Loans, including impaired loans, are charged-off against the allowance for loan losses when the collectibility of loan principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance.

Management believes that the allowance for loan losses at December 31, 2001 is adequate. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to determine losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the New York Metropolitan area. In addition, the NYSBD and the FDIC, as an integral part of their examination processes, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. It is the Bank's policy generally to discontinue accruing interest on all loans which are more than 90 days past due, or when, in the opinion of management, such suspension is warranted.

The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest, according to the contractual terms of the loan agreement. Loans individually reviewed for impairment by the Company are limited to loans modified in a troubled debt restructuring (TDR) and commercial and multi-family first mortgage loans. The smaller-balance homogeneous loans that are collectively evaluated for impairment by the Company include one- to four-family first mortgage loans, student loans and consumer loans, other than those modified in a TDR. The measurement value of the Company's impaired loans is based on the fair value of the underlying collateral. The Company identifies and measures impaired loans in conjunction with its review of the adequacy of its allowance for loan losses. Specific factors utilized in the identification of impaired loans include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history and debt coverage.

When a loan is placed on non-accrual status, the Bank ceases the accrual of interest owed and previously accrued interest is charged against interest income. Loans generally are returned to accrual status when the loan delinquency status is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

Cash receipts on non-accrual loans, including impaired loans, are generally applied to principal and interest in accordance with the contractual terms of the loan. If full payment of principal is not expected, the Company will either defer the recognition of interest until the loan performs according to its original terms or apply all of the principal and interest payments received as a reduction of the carrying value of the loan.

(f) Banking House and Equipment

Land is carried at cost and banking houses are carried at cost, less an allowance for depreciation computed on the straight-line method over a twenty-five- to fifty-year period. Leasehold improvements are stated at cost, less accumulated amortization. Amortization is computed on the straight-line method over the terms of the respective lease or the life of the improvement, whichever is shorter. Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method on the estimated service lives generally over a three- to ten-year period.

(g) Real Estate Owned

Real estate acquired through foreclosure or deed-in-lieu of foreclosure are reported at the lower of cost or fair value at the acquisition date, and subsequently at the lower of its new cost or fair value less estimated selling costs. Cost represents the unpaid loan balance at the acquisition date plus expenses, when appropriate, incurred to bring the property to a salable condition. The Company will maintain an allowance, when necessary, for subsequent declines in a property's carrying value. Certain costs relating to holding such properties, and gains or losses resulting from the disposition of such properties, are recognized in current period operations. At December 31, 2001 and 2000, the Company had $478,000 and $293,000 of real estate owned, respectively.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Summary of Retirement Benefits

The Company's retirement plan is non-contributory and covers substantially all eligible employees. The plan conforms to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company's policy is to accrue for all pension costs and to fund the maximum amount allowable for tax purposes. Actuarial gains and losses that arise from changes in assumptions concerning future events used in estimating pension costs are amortized over a period that reflects the long-range nature of pension expense. The Company accounts for post-retirement benefits whereby the cost of providing those benefits to an employee, and the employee's beneficiaries and covered dependents, are accrued during the years that the employee renders the necessary service.

(j) Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company adheres to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans and discloses in the footnotes to the consolidated financial statements pro forma net income and earnings per share information as if the fair value based method had been adopted.

Deferred compensation for the Stock-Based Incentive Plans (SBIP) awards are recorded as a reduction of stockholders' equity and are calculated as the cost of the shares purchased by the Company and contributed to the plan. Compensation expense is recognized over the vesting period of actual stock awards based upon the fair value of the shares at the award date. The difference between the cost of the shares as compared to their fair value at the award date is treated as an adjustment to stockholders' equity.

Compensation expense for the Employee Stock Ownership Plan (ESOP) is recorded at an amount equal to the shares allocated by the ESOP during each year multiplied by the average fair market value of the shares during such year. The Company recognizes compensation expense ratably over the year for the ESOP shares to be allocated each December 31st, based upon the Company's current estimate of the number of shares expected to be allocated by the ESOP during each calendar year. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in-capital.

(k) Earnings Per Share

Earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the Company.

(l) Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

(m) Segment Reporting

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company determined that all of its activities constitute only one reportable operating segment.

(n) New Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 established a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 also resolved significant implementation issues related to SFAS No. 121. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company does not believe that there will be a material impact on the its financial condition or results of operations upon adoption of SFAS No. 144.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values. The amortizing intangible assets are required to be reviewed for impairment at least annually. SFAS No. 142 is applicable to fiscal years beginning after December 15, 2001 and is required to be applied at the beginning of the entities fiscal year. As a result of the adoption of SFAS No. 142 on January 1, 2002, the Company will classify its current core deposit intangible balance of $986,000 as an "intangible asset" in the consolidated statement of financial condition and will continue to amortize such balance over the remaining estimated useful life. There will be no impact on the Company's financial condition or results of operations upon adoption of SFAS No. 142.

Also in July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. There was no impact on the Company's financial condition or results of operations upon adoption of SFAS No. 141 on July 1, 2001.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125. SFAS No. 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, which disclosures have been incorporated into our consolidated financial statements. There was no material impact on the Company's financial condition or results of operations upon adoption of SFAS No. 140. The implementation of the remaining provisions subsequent to December 31, 2001, are not expected to have a material impact on the Company's financial condition or results of operations.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"—an amendment of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement amends and supersedes certain paragraphs of SFAS No. 133. There was no material impact on the Company's financial condition or results of operations as a result of adopting of SFAS Nos. 138 and 133 on January 1, 2001.

2 Acquisition of T R Financial Corp.

On February 16, 1999, a merger between T R Financial Corp., a Delaware company, and the Company was completed with the Company as the surviving corporation (the Merger). The transaction was treated as a tax-free reorganization and accounted for using the pooling-of-interests method of accounting, and accordingly, all historical financial information for the Company has been restated to include T R Financial Corp.'s historical information for the earliest period presented.

A pre-tax charge of $89.2 million of merger related costs associated with the acquisition of T R Financial Corp. was recorded during the year ended December 31, 1999. At December 31, 2001, $65,000 of such costs, which relate to certain employment benefits, remains in other liabilities in the accompanying consolidated statements of financial condition.

3 Restructuring Charge

On August 28, 2000, the Company announced strategic initiatives and plans to discontinue the residential mortgage banking business through the divestiture of its mortgage banking subsidiary, RNMC. In connection with this strategy, the Bank sold a substantial part of the residential origination capabilities of RNMC to a third party mortgage company during the fourth quarter of 2000. Substantially all of RNMC's remaining residential loan production operations were divested during the fourth quarter of 2000.

The divestiture of RNMC included, among other things, the termination of employees, disposal of the net assets of the Company and the cancellation of various contracts. The Company recognized as liabilities only those items that qualify for recognition under the consensus reached in Issue No. 94-3 by the Emerging Issues Task Force, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit An Activity (including Certain Costs Incurred in a Restructuring)."

The Company recorded all direct costs related to the RNMC divestiture as liabilities and the total pre-tax charge of $12.0 million was classified as a restructuring charge in the Company's consolidated statement of income for the year ended December 31, 2000. As of December 31, 2001 the Company had no remaining unpaid accrued restructuring charge balance related to the RNMC divestiture. As of December 31, 2000, such balance was $1.1 million and was comprised primarily of unpaid employment contracts and other miscellaneous fees.

4 Securities, net

Securities, net, at December 31, 2001 and 2000 are summarized as follows:

	At December 31, 2001			
(In thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Available-for-sale:				
Debt securities:				
United States Government—direct and guaranteed, net	$ 1,000	$ 20	$ —	$ 1,020
United States Government agencies, net	355,255	235	(5,765)	349,725
State, county and municipal	4,470	480	—	4,950
Total debt securities available-for-sale, net	360,725	735	(5,765)	355,695
Equity securities:				
Preferred and common stock	135,998	2,574	(18,419)	120,153
Trust preferreds, net	533,823	—	(19,010)	514,813
Other	14,556	391	(880)	14,067
Total equity securities available-for-sale, net	684,377	2,965	(38,309)	649,033
Total debt and equity securities available-for-sale, net	1,045,102	3,700	(44,074)	1,004,728
Mortgage-backed and mortgage related securities:				
GNMA pass-through securities, net	368,449	7,846	—	376,295
FNMA pass-through securities, net	57,274	1,681	(7)	58,948
FHLMC pass-through securities, net	353,911	5,311	(10)	359,212
GNMA adjustable-rate mortgage pass-through securities, net	126,703	1,477	—	128,180
Whole loan private collateralized mortgage obligations, net	1,065,924	6,430	(5,351)	1,067,003
Agency collateralized mortgage obligations, net	1,593,767	311	(22,862)	1,571,216
Total mortgage-backed and mortgage related securities available-for-sale, net	3,566,028	23,056	(28,230)	3,560,854
Total securities available-for-sale, net	$4,611,130	$26,756	$(72,304)	$4,565,582

	At December 31, 2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
(In thousands)				
Available-for-sale:				
Debt securities:				
United States Government—direct and guaranteed, net	$ 41,055	$ 273	$ —	$ 41,328
United States Government agencies, net	666,285	3,435	(4,169)	665,551
State, county and municipal	4,463	402	—	4,865
Total debt securities available-for-sale, net	711,803	4,110	(4,169)	711,744
Equity securities:				
Preferred and common stock	201,721	4,312	(22,989)	183,044
Trust preferreds, net	218,951	—	(36,566)	182,385
Other	9,040	821	(323)	9,538
Total equity securities available-for-sale, net	429,712	5,133	(59,878)	374,967
Total debt and equity securities available-for-sale, net	1,141,515	9,243	(64,047)	1,086,711
Mortgage-backed and mortgage related securities:				
GNMA pass-through securities, net	543,227	5,804	(3,503)	545,528
FNMA pass-through securities, net	140,561	788	(48)	141,301
FHLMC pass-through securities, net	140,187	3,700	(36)	143,851
GNMA adjustable-rate mortgage pass-through securities, net	175,253	2,028	—	177,281
Whole loan private collateralized mortgage obligations, net	227,450	382	(725)	227,107
Agency collateralized mortgage obligations, net	885,145	809	(31,039)	854,915
Total mortgage-backed and mortgage related securities available-for-sale, net	2,111,823	13,511	(35,351)	2,089,983
Total securities available-for-sale, net	$3,253,338	$22,754	$(99,398)	$3,176,694

Sales of securities are summarized as follows:

Years Ended December 31,	2001	2000	1999
(In thousands)			
Proceeds from sales:			
Equity securities	$ 48,879	$ 56,227	$ 71,091
Debt securities	—	29,165	213,693
Mortgage-backed and mortgage related securities	455,369	515,292	479,198
Gross gains:			
Equity securities	$ 1,748	$ 6,811	$ 15,036
Debt securities	—	48	839
Mortgage-backed and mortgage related securities	2,175	4	936
Gross losses:			
Equity securities	$ 185	$ 2,787	$ 1,534
Debt securities	—	1,273	351
Mortgage-backed and mortgage related securities	11	21,360	12,188

During the years ended December 31, 2001, 2000 and 1999, sales of debt, equity, mortgage-backed and mortgage related securities were from the "available-for-sale" portfolios. Included in the Company's "available-for-sale" securities portfolio are mortgage-backed and mortgage related securities which, except for collateralized mortgage obligations (CMOs), represent participating interests in pools of first mortgage loans.

The contractual maturities of mortgage-backed, mortgage related and debt securities available-for-sale, net, at December 31, 2001 and 2000 are as follows:

	At December 31, 2001		At December 31, 2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(In thousands)				
Within 1 year	$ 1,000	$ 1,020	$ 40,053	$ 40,313
After 1 year through 5 years	846	892	2,008	2,036
After 5 years through 10 years	6,392	6,728	42,324	42,437
Over 10 years	3,918,515	3,907,909	2,739,241	2,716,941
	$3,926,753	$3,916,549	$2,823,626	$2,801,727

Contractual maturities may differ from expected maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Generally, the aging of mortgage-backed and mortgage related securities is based on their weighted average maturities.

5 Loans Held-for-Sale and Loans Receivable Held for Investment, net

Loans held-for-sale at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
(In thousands)		
One- to four-family loans	$8,590	$ —
Student loans	774	822
Total loans held-for-sale	$9,364	$822

Student loans generally are sold to the Student Loan Marketing Association during the grace period of the loan, before principal repayment begins. During the years ended December 31, 2001, 2000 and 1999, the Company recorded aggregate net gains of $42,000, $63,000 and $49,000, respectively, on sales of student loans. The Company originates most fixed-rate and adjustable-rate one- to four-family loans through a third party for immediate sale back to the same third party.

Loans receivable held for investment, net, at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
(In thousands)		
Real estate loans:		
One- to four-family	$2,281,477	$3,046,228
Multi-family	173,780	102,824
Commercial real estate	629,663	523,028
Construction and development	312,630	138,205
Total real estate loans	3,397,550	3,810,285
Net unamortized discount and deferred income	(1,081)	(2,364)
Net deferred loan origination costs	15,679	20,291
Total real estate loans, net	3,412,148	3,828,212
Consumer and other loans, net:		
Consumer and other	67,587	38,173
Home equity and second mortgage	175,192	153,239
Automobile leases	40,481	65,627
Total consumer and other loans	283,260	257,039
Net deferred loan origination costs	1,752	1,605
Total consumer and other loans, net	285,012	258,644
Allowance for loan losses	(40,634)	(40,524)
Loans receivable held for investment, net	$3,656,526	$4,046,332

The outstanding principal balance of non-accrual loans was $39.6 million, $9.8 million and $19.0 million at December 31, 2001, 2000 and 1999, respectively. Interest income on non-accrual loans that would have been recorded if the loans had been performing in accordance with their original terms aggregated $1.6 million, $596,000 and $2.5 million during the years ended December 31, 2001, 2000 and 1999, respectively. Included in non-performing loans at December 31, 2001 and 2000 was $5.9 million and $3.0 million, respectively, of Federal Housing Administration (FHA) and Veterans Administration (VA) government guaranteed loans.

The principal balance of restructured loans that have not complied with the terms of their restructuring agreement for a satisfactory period of time was $4.5 million at December 31, 2001. No such loans were outstanding at December 31, 2000. Interest income that would have been recorded if such loans had been performing in accordance with their original terms aggregated $30,000 and $107,000 during the years ended December 31, 2001 and 1999, respectively. Interest income recorded for restructured loans amounted to $345,000, $558,000 and $671,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, restructured loans totaling $4.2 million, $4.4 million and $7.6 million have complied with the terms of their applicable restructuring agreements for a satisfactory period and were returned to the performing loan portfolio during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has entered into various agreements to service loans for others. At December 31, 2001 and 2000, the Company serviced for others 925 loans and 1,258 loans, respectively, with total balances of $104.1 million and $187.0 million, respectively. The Company has not retained a participation in these loans. The right to service loans for others is generally obtained by either the sale of loans with servicing retained or through the open market purchase of MSRs.

During the year ended December 31, 2001 the Company sold, without recourse, $70.5 million of loans with servicing released. During the years ended December 31, 2000 and 1999 the Company sold, without recourse, $387.2 million and $815.9 million, respectively, of loans principally with servicing retained. Servicing fee income of $1.2 million, $3.6 million and $4.3 million is included in other non-interest income in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, the Company capitalized MSRs in the amount of $4.4 million and $6.7 million during the years ended December 31, 2000 and 1999, respectively. The Company did not capitalize any MSRs during the year ended December 31, 2001.

Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSRs are amortized as a reduction to service fee income over the estimated remaining life of the underlying mortgage loans. For the year ended December 31, 2001 and 2000, there was no valuation allowance for impairment of MSRs. For the year ended December 31, 1999 such allowance totaled $117,000.

MSR activity for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
(In thousands)			
Balance at beginning of year	$1,680	$ 18,070	$13,896
Originated mortgage servicing rights	—	4,374	6,681
Less:			
Mortgage servicing rights sold	—	(19,115)	—
Amortization	(258)	(1,649)	(2,507)
	1,422	1,680	18,070
Valuation allowance for impairment	—	—	(117)
Balance at end of year	$1,422	$ 1,680	$17,953

During 2000, the Company sold the rights to service $1.23 billion of loans, resulting in a gain of $3.3 million. No such transactions occurred during the years ended December 31, 2001 or 1999.

6 Allowance for Loan Losses

Impaired loans and related allowances for loan losses have been identified and calculated in accordance with the provisions of SFAS No. 114. The remainder of the allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5. As such, the Company has provided amounts for anticipated losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not generally subject to the provisions of SFAS No. 114.

The Company's recorded investment in impaired loans at December 31, 2001 and 2000 was $32.9 million and $3.1 million, respectively. The Company did not maintain a related allowance for these loans. The Company's average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 was $6.4 million, $3.5 million and $4.5 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income for such loans, amounted to $200,000, $54,000 and $36,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The following is a summary of the activity in the allowance for loan losses account:

Years Ended December 31,	2001	2000	1999
(In thousands)			
Balance at beginning of year	$40,524	$40,155	$40,207
Provisions for loan losses	850	1,000	—
Charge-offs	(821)	(893)	(195)
Recoveries	81	262	143
Balance at end of year	$40,634	$40,524	$40,155

7 Banking House and Equipment, net

A summary of banking house and equipment, at cost, net of accumulated depreciation and amortization, and land, at cost, at December 31, 2001 and 2000 is as follows:

	2001	2000
(In thousands)		
Land	$ 3,227	$ 3,327
Banking house	32,644	29,690
Furniture, fixtures and equipment	18,183	14,531
	54,054	47,548
Accumulated depreciation and amortization	(21,465)	(18,129)
	$ 32,589	$ 29,419

Depreciation and amortization of banking house and equipment of $3.3 million, $3.2 million and $3.5 million was included in occupancy and equipment expense for the years ended December 31, 2001, 2000 and 1999, respectively.

8 Accrued Interest Receivable

Accrued interest receivable at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
(In thousands)		
Loans	$22,596	$25,275
Mortgage-backed and mortgage related securities	18,355	12,604
Debt and equity securities	9,599	11,062
	$50,550	$48,941

9 Deposits

Savings and time deposit account balances (excluding demand deposit accounts) are summarized as follows:

	At December 31, 2001		At December 31, 2000	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
(Dollars in thousands)				
Type of account:				
Savings accounts	1.24%	$ 920,507	1.87%	$ 832,036
Certificates of deposit	3.88	2,756,737	5.96	2,647,867
Money market accounts	1.45	371,007	4.59	250,668
		$4,048,251		$3,730,571

Scheduled maturities of certificates of deposit are as follows:

	At December 31, 2001			At December 31, 2000		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
(Dollars in thousands)						
1 year or less	3.69%	$2,201,406	79.85%	5.96%	$2,253,983	85.13%
Greater than 1 year through 2 years	4.16	309,781	11.24	5.97	251,058	9.48
Greater than 2 years through 3 years	5.20	130,673	4.74	5.88	51,144	1.93
Greater than 3 years through 4 years	5.40	20,284	0.74	5.91	62,233	2.35
Greater than 4 years through 5 years	4.93	73,120	2.65	6.14	12,172	0.46
Over 5 years	5.55	21,473	0.78	5.99	17,277	0.65
		$2,756,737	100.00%		$2,647,867	100.00%

Certificates of deposit in excess of $100,000 were $595.9 million and $523.7 million at December 31, 2001 and 2000, respectively. Additionally, included in certificates of deposit at December 31, 2001 and 2000 were brokered deposits totaling $59.1 million and $54.7 million, respectively.

Demand deposits are summarized as follows:

	At December 31, 2001		At December 31, 2000	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
(Dollars in thousands)				
Type of account:				
Demand deposits	—	$182,371	—	$149,943
Super NOW and NOW	0.64%	256,145	1.78%	196,267
		$438,516		$346,210

The FDIC insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Company must pay a risk-based annual assessment, which considers the financial soundness of the institution and its capitalization level (see Note 18). At December 31, 2001, 2000 and 1999, the Company was assessed at the FDIC's lowest assessment level, as a "well capitalized" institution. For the years ended December 31, 2001, 2000 and 1999, the Company paid $840,000, $952,000 and $648,000, respectively, in FDIC insurance premiums.

Interest expense on deposit balances for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
(In thousands)			
Savings accounts	$ 14,604	$ 17,571	$ 21,791
Certificates of deposit	142,169	143,799	141,882
Money market accounts	10,046	10,512	6,567
Super NOW and NOW accounts	2,916	3,130	3,208
	$169,735	$175,012	$173,448

10 Borrowed Funds

Borrowed funds at December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
(Dollars in thousands)				
Reverse-repurchase agreements	$1,757,489	4.60%	$2,072,614	5.98%
Senior bank notes	75,000	7.50	—	—
Other borrowings	1,687,806	4.94	782,411	6.02
	$3,520,295		$2,885,025	

From time to time, the Company enters into sales of securities under agreements to repurchase (reverse-repurchase agreements). Fixed-coupon reverse-repurchase agreements are treated as financing transactions and the obligations to repurchase are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset account. The securities underlying the agreements are delivered to the dealer with whom each transaction is executed. The dealers, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their business, agree to resell to the Company the same securities at the maturities of the agreements. The Company retains the right to substitute alternate collateral throughout the terms of the agreements.

At December 31, 2001 and 2000, all outstanding reverse-repurchase agreements had original contractual maturities ranging from seven days to 15 years and from four days to 10 years, respectively. The securities underlying the reverse-repurchase agreements were secured by available-for-sale government agency securities, mortgage-backed securities and trust preferreds. The following is a summary of information relating to these reverse-repurchase agreements:

At or For the Years Ended December 31,	2001	2000	1999
(Dollars in thousands)			
Book value of collateral (including accrued interest):			
U.S. Treasury securities	$ —	$ —	$ 55,725
U.S. Government agency securities	102,022	235,824	202,800
Trust preferreds	14,511	108,814	—
Mortgage-backed securities	1,715,037	1,675,954	2,355,193
Estimated fair value of collateral (including accrued interest):			
U.S. Treasury securities	—	—	56,216
U.S. Government agency securities	100,721	236,388	186,679
Trust preferreds	13,549	87,539	—
Mortgage-backed securities	1,715,338	1,652,497	2,251,720
Average balance of outstanding agreements during the year	$1,580,050	$2,078,967	$2,305,473
Maximum balance of outstanding agreements at any month end during the year	$1,856,284	$2,226,662	$2,594,268
Average interest rate for the year	5.74%	5.95%	5.70%

The contractual maturities of the outstanding reverse-repurchase agreements at December 31, 2001 were as follows:

Year	Amount
(In thousands)	
2002	$ 697,489
2003	50,000
2004	50,000
2005	25,000
2007	200,000
2008	60,000
2010	200,000
2011	250,000
2016	225,000
	$1,757,489

Included in the 2002 maturity category above is $416.6 million of reverse-repurchase agreements with contractual maturities of up to 30 days, which are collateralized by available-for-sale mortgage-backed securities and trust preferreds with a book value (including accrued interest) of $419.9 million and $14.5 million, respectively, and an estimated fair value (including accrued interest) of $410.1 million and $13.5 million, respectively. In addition, included in the 2002 maturity category above is $50.0 million of reverse-repurchase agreements with contractual maturities from 30 to 90 days, which are collateralized by available-for-sale mortgage-backed securities with a book value (including accrued interest) of $52.1 million and an estimated fair value (including accrued interest) of $52.1 million. All remaining reverse-repurchase agreements have contractual maturities in excess of 90 days, which are collateralized by available-for-sale U.S. Government agency securities and mortgage-backed securities with book values (including accrued interest) of $102.0 million and $1.24 billion, respectively, and estimated fair values (including accrued interest) of $100.7 million and $1.25 billion, respectively.

At December 31, 2001, of the $1.76 billion of reverse-repurchase agreements held, $685.0 million are callable in 2002 and $110.0 million are callable in 2003. Accrued interest payable on reverse-repurchase agreements at December 31, 2001 was $11.0 million.

During 2001 the Company prepaid $258.9 million of reverse-repurchase agreements with a weighted average rate of 6.44%. As a result, for the year ended December 31, 2001, the Company incurred a prepayment penalty of $8.3 million ($5.0 million, net of tax). The prepayment penalty is reflected as an extraordinary item in the Company's December 31, 2001 consolidated statement of income. In addition, subsequent to the Merger in 1999, the Company had prepaid $427.1 million of reverse-repurchase agreements and $118.1 million of Federal Home Loan Bank of New York (FHLB) borrowings. These borrowed funds had maturities ranging between less than one year and four years and a weighted average rate of 5.98%. The borrowings were then replaced with new funds with a weighted average rate of 4.98% and maturities between less than one year and four years. For the year ended December 31, 1999, the Company incurred a prepayment penalty of $7.2 million ($4.2 million, net of tax). The prepayment penalty is reflected as an extraordinary item in the Company's December 31, 1999 consolidated statement of income.

On November 21, 2001, the Company issued $75.0 million of 7.50% unsecured senior bank notes with a maturity date of December 1, 2008. Interest on such notes is paid semi-annually on June 1 and December 1 of each year, beginning June 1, 2002. The Company used the net proceeds from the senior bank notes for general corporate purposes, including the repurchase of outstanding common stock and repaying or reducing indebtedness. In connection with this $75.0 million offering the Company capitalized $1.5 million of associated costs, which were comprised primarily of underwriting, legal and accounting fees, to be amortized generally over the life of the borrowing. For the year ended December 31, 2001, $33,000 of such costs had been amortized and is reflected as interest expense on borrowings in the accompanying consolidated statement of income.

Other borrowings are comprised of FHLB advances and also at December 31, 2000, an outstanding balance under the FHLB overnight line of credit. At December 31, 2001 and 2000, all outstanding FHLB advances had original contractual maturities ranging from seven days to 30 years and from overnight to 30 years, respectively. The Bank maintains a $100.0 million overnight line of credit with the FHLB. At December 31, 2001 there were no borrowings drawn under this line. At December 31, 2000, such borrowings under this line of credit were $10.0 million at an interest rate of 6.60%. In addition, the Bank may access funds through a $50.0 million one-month facility from the FHLB. At December 31, 2001 and 2000 there were no borrowings outstanding under this facility. FHLB advances and FHLB overnight line of credit borrowings are secured by a pledge of certain eligible collateral, principally one- to four-family mortgage loans, in an amount equal to 110% of outstanding advances.

Interest expense on borrowings for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
(In thousands)			
Reverse-repurchase agreements	$ 90,624	$123,781	$131,467
Senior bank notes	658	—	—
Other borrowings	80,673	43,338	10,279
	$171,955	$167,119	$141,746

11 Stockholders' Equity

The Bank established a liquidation account, as of the date of Conversion, in the amount of $222.2 million, equal to its retained earnings as of the date of the latest consolidated statement of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible pre-Conversion account holders who continue to maintain their accounts at the Bank after the date of Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in account balances will not restore an eligible account holder's interest in the liquidation account. As of December 31, 2001, the balance in the liquidation account was $29.8 million, which includes the eligible account holders' interest from T R Financial Corp.'s initial public offering on June 29, 1993. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances relative to such balances for all such depositors then holding qualifying deposits in the Bank.

Subsequent to the Conversion, the Bank (including T R Financial Corp's conversion on June 29, 1993) may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements or would reduce the Bank's capital level below the then aggregate balance required for the liquidation account. The Company, unlike the Bank, is not subject to the same restrictions regarding the declaration or payment of dividends to its shareholders, although the source of the Company's dividends may depend upon the Bank's ability to pay dividends. The Company, however is subject to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of its net assets over its stated capital or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

On July 26, 2001, the Company declared a three-for-two stock split in the form of a stock dividend payable on August 22, 2001. Stockholders received one additional share for every two shares held at the record date of August 6, 2001. A total of 39,598,569 shares of common stock were issued in connection with the stock split. As a result of the stock split, $396,000 was reclassified from additional paid-in-capital to common stock. Share and per share data contained in the consolidated financial statements have been adjusted to give effect to the stock split.

In 2000, the Company adopted a stockholder rights plan and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock of the Company. Each Right will entitle a stockholder to buy a one one-thousandth interest in a share of a new series of preferred stock of the Company at an exercise price of $75.00 per share if the Company determines that certain events have occurred. The Rights are designed to ensure that all of the stockholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs and other abusive tactics to gain control of the Company without paying all stockholders a fair price. The dividend distribution of Rights was payable to stockholders of record on October 10, 2000. The Rights will expire ten years after the distribution date on October 10, 2010. The distribution of the Rights is not taxable to stockholders.

12 Income Taxes

Total provision for income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before provision for income taxes and extraordinary item as a result of the following:

Years Ended December 31,	2001	2000	1999
(In thousands)			
Expected income tax expense at statutory federal tax rate	$60,109	$42,451	$23,632
State and local taxes, net of federal income tax benefit	3,737	2,380	3,302
Merger related (benefit) costs	—	(3,961)	22,893
Dividends received deduction	(2,628)	(3,161)	(3,278)
Bank owned life insurance	(2,700)	(1,659)	—
Charitable contribution	—	(2,224)	—
Change in valuation allowance	—	—	(1,600)
Other, net	(3,052)	(2,438)	(1,292)
	$55,466	$31,388	$43,657

Provisions for income taxes are comprised of the following amounts:

Years Ended December 31,	2001	2000	1999
(In thousands)			
Current:			
Federal	$53,250	$29,418	$32,402
State and local	6,556	3,852	4,027
	59,806	33,270	36,429
Deferred:			
Federal	(3,533)	(1,691)	6,172
State and local	(807)	(191)	1,056
	(4,340)	(1,882)	7,228
	$55,466	$31,388	$43,657

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
(In thousands)		
Deferred tax assets:		
Allowance for loan losses	$ 16,824	$ 16,743
Post-retirement benefits	4,097	4,157
Non-qualified deferred compensation	4,606	4,234
Qualified retirement plans	4,628	4,220
Amortization of intangibles	1,085	1,070
Depreciation and amortization of fixed assets	1,539	1,107
Merger related expenses	—	656
Net unrealized loss on available-for-sale securities	18,975	32,230
Other	870	1,616
Total gross deferred tax assets	52,624	66,033
Deferred tax liabilities:		
Originated mortgage servicing rights	(543)	(650)
Real estate investment trust dividends	(5,514)	(5,698)
Net deferred origination costs	(5,290)	(11,709)
Other	(1,064)	(349)
Total gross deferred tax liabilities	(12,411)	(18,406)
Deferred tax assets, net	$ 40,213	$ 47,627

At December 31, 2001, management believed that it is more likely than not that the consolidated results of future operations of the Company will generate sufficient taxable income to realize the deferred tax assets of the Company. Therefore, a valuation allowance against the gross deferred tax assets is not considered necessary.

The Bank's retained earnings include $17.8 million at December 31, 2001 and 2000 which has been segregated for federal income tax purposes as a bad debt reserve (pre-1998) and which were deducted for federal income tax purposes. Federal tax law changes were enacted in August 1996 (Small Business Job Protection Act of 1996) to eliminate the reserve method of calculating bad debt deductions for tax years after 1995 and to impose a requirement to recapture into taxable income (over a six year period) all bad debt reserves accumulated after 1987. Since the Bank had previously recorded a deferred tax liability with respect to these post-1987 reserves, its total income tax expense for financial reporting purposes is not affected by the recapture requirement. The tax law changes also provide that taxes associated with the recapture of pre-1988 bad debt reserves would be payable under more limited circumstances than under prior law. Under the tax laws, as amended, events that would result in recapture of the pre-1988 bad debt reserves include stock and cash distributions to Roslyn Bancorp, Inc. (on a stand alone basis, the Holding Company) from the Bank in excess of specified amounts. The Bank does not expect such reserves to be recaptured into taxable income.

The New York State tax law was amended during 1996 to avoid recapture of the Bank's state bad debt reserve and to permit the continued use of the reserve method for calculating bad debt deduction for purposes of determining the Bank's New York State tax liability, in either case, so long as the Bank continues to satisfy certain New York State definitional tests related to its assets and the nature of its business, which are similar to the former federal tax tests. The Bank can compute its New York State bad debt deduction using either the experience method (based on actual loss experience) or the percentage of taxable income method (32% of New York State taxable income computed without regard to this deduction and with additional modifications and subject to an overall limitation). The Bank expects to continue to meet the definitional tests in the future. Similar amendments were made to the New York City tax law in March 1997.

13 Employee Benefit Plans

Pension Plan—The Bank's non-contributory pension plan with the RSI Retirement Trust covers substantially all full-time employees. The following disclosures have been prepared in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits." The following table depicts the components of the net pension expense for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
(In thousands)			
Service cost	$ 1,327	$ 1,434	$ 2,025
Interest cost	2,969	2,659	2,683
Actual return on assets	(4,057)	(3,628)	(3,548)
Amortization of unrecognized loss	—	—	128
Amortization of unrecognized past service liability	(3)	(3)	(7)
Curtailment credit	—	(476)	(1,477)
Settlement credit	—	—	(19)
Special termination benefits charge	—	—	1,639
Total pension expense (credit)	$ 236	$ (14)	$ 1,424

The assumptions used by the Company relating to the plan for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Assumed rate of return on assets	10.25%	9.50%	9.50%
Assumed rate of compensation increase	4.00%	5.50%	4.50%
Assumed discount rate	7.50%	8.00%	7.75%

The following table provides details of the changes in the actuarial present value of the benefit obligation and fair value of plan assets for the plan for each of the years shown and a reconciliation, at the end of each year shown, of the funded status of the plan with the net amount recognized in the consolidated statement of financial condition.

	2001	2000
(In thousands)		
Change in benefit obligation during the year:		
Benefit obligation at beginning of the year	$37,219	$36,938
Service cost	1,327	1,434
Interest cost	2,969	2,659
Actuarial loss (gain)	1,906	(990)
Annuity payments	(2,186)	(2,141)
Settlements	(295)	(205)
Curtailments	—	(476)
Benefit obligation at end of year	40,940	37,219
Change in fair value of plan assets during the year:		
Fair value of plan assets at beginning of the year	43,792	39,262
Actual (loss) return on plan assets	(5,439)	6,463
Employer contributions	—	413
Annuity payments	(2,186)	(2,141)
Settlements	(295)	(205)
Fair value of plan assets at the end of the year	35,872	43,792
Funded status at the end of the year	(5,068)	6,573
Amount contributed	1,008	—
Unrecognized actuarial loss (gain)	7,259	(4,143)
Unrecognized past service liability	(4)	(7)
Net prepaid pension expense at the end of the year	$ 3,195	$ 2,423

Supplemental Plan—A former chief executive officer is covered by a supplemental executive retirement plan (SERP) with the RSI Retirement Trust. The actuarial present value of the accumulated benefit obligation at December 31, 2001 and 2000 was $529,000 and $539,000, respectively. Included in the employee benefit expense for the years ended December 31, 2001, 2000 and 1999 was $39,000, $40,000 and $43,000, respectively, related to this obligation.

Pursuant to the Merger in 1999, the Company assumed a non-qualified SERP for certain former executives of T R Financial Corp. The actuarial present value of the accumulated benefit obligation at December 31, 2001 and 2000 was $2.0 million and $1.9 million, respectively. At December 31, 2001 and 2000, the non-qualified SERP maintains $1.7 million and $1.8 million, respectively, of trust held assets. In addition, trust held assets at December 31, 2001 and 2000 include $4.5 million of the Company's common stock, at cost. This represents 553,080 shares of common stock at December 31, 2001 and 2000, the cost of which is reflected as contra-equity in the accompanying consolidated statements of financial condition. Included in the employee benefit expense for the years ended December 31, 2001, 2000 and 1999 was $219,000, $243,000 and $2.4 million, respectively, related to this obligation.

Benefit Restoration Plan—The benefit restoration plan provides benefits for any highly compensated employee whose benefits are restricted under the Bank's defined benefit and defined contribution plans. The actuarial present value of the accumulated benefit obligation under such plan at December 31, 2001 and 2000 was $2.3 million and $2.0 million, respectively. Included in employee benefit expense for the years ended December 31, 2001, 2000 and 1999 was $421,000, $324,000 and $169,000, respectively, related to this obligation.

401(k) Plan—The Bank has a defined contribution and thrift savings plan under Section 401(k) of the Internal Revenue Code. All regular, full-time employees are eligible for voluntary participation after one or more years of continuous service. The plan is effectuated through a trust established by the Bank. The Bank has made matching contributions under this plan of up to 6% of certain participants' eligible compensation in the form of cash. Commencing on January 10, 1997, eligible participants in the ESOP were no longer eligible for the 401(k) matching cash contribution. The Bank made cash contributions of $108,000 for the year ended December 31, 2000. Concurrent with the 2000 divestiture of RNMC, the Company no longer makes matching cash contributions.

Employee Stock Ownership Plan—In connection with the Conversion, the Bank established an ESOP. The ESOP is a tax qualified retirement plan designed to invest primarily in the Company's common stock. All full-time employees of the Company who have completed one year of service with the Bank are eligible to participate in the ESOP. The ESOP utilized funds borrowed from the Company totaling $53.8 million, and a $1.0 million contribution from the Bank made in 1996, to purchase approximately 8%, or 5,237,096 shares, of the Company's common stock issued in the Conversion. The loan to the ESOP is being repaid with contributions from the Company to the ESOP over a period not to exceed 30 years. Under the terms of the ESOP, the Company makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due. For the years ended December 31, 2001, 2000 and 1999, the Company made contributions of $3.3 million, $3.0 million and $3.0 million, respectively, to the ESOP. The ESOP utilized the contributions, along with the dividends received on the unallocated ESOP shares, which totaled $2.1 million, $1.4 million and $1.6 million, to repay $513,000, $552,000 and $578,000 of principal and $4.9 million, $4.4 million and $4.1 million of interest on the loan in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the loan had an outstanding balance of $51.2 million and $51.8 million, respectively. The interest rate on the loan for the years ended December 31, 2001 and 2000 was 9.50% and 8.50%, respectively.

The remaining unallocated shares purchased with the ESOP loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. The number of shares released to participants is determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year's payment. Participants will vest in the shares allocated to their respective accounts over a period not to exceed five years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. As of December 31, 2001, 2000 and 1999, 952,481 shares, 781,096 shares and 609,712 shares, respectively, have been allocated to participants and 4,284,614 shares, 4,455,999 shares and 4,627,383 shares remained unallocated, respectively. Included in the shares allocated to participants during the years ended December 31, 2001, 2000 and 1999, were approximately 45,000 shares, 55,500 shares and 39,000 shares, respectively, allocated utilizing the matching contribution formula under the 401(k) plan. The Company recognizes compensation expense attributable to the ESOP ratably over the year based upon the estimated number of ESOP shares to be allocated each December 31st. For the years ended December 31, 2001, 2000, and 1999, the Company recognized $3.0 million, $2.2 million and $1.9 million, respectively, as compensation expense. At December 31, 2001, the fair value of the unallocated ESOP shares totaled $75.0 million.

Pursuant to the Merger in 1999, an ESOP maintained by T R Financial Corp. was terminated. The remaining 2,102,487 shares held by the T R Financial Corp. ESOP trustee were released for allocation to the former T R Financial Corp. employees. As of December 31, 2001, all of such shares were distributed to the former T R Financial Corp. employees. At December 31, 2000, 71,247 of such shares remained to be distributed to the former T R Financial Corp. employees. A non-cash charge to equity of $24.6 million was recorded by the Company for the year ended 1999, which represented the allocation of the T R Financial Corp. ESOP shares to the former employees of T R Financial Corp. at the sale price associated with the sold shares.

Management Supplemental Executive Retirement Plan—The management supplemental executive retirement plan (MSERP) provides benefits to certain officers and highly compensated employees whose benefits are limited under the ESOP allocation procedure if they retire prior to the complete repayment of the ESOP loan. Benefits under the MSERP vest in 20% annual increments over a five-year period commencing as of the date of a participant's participation in the MSERP. The actuarial present value of the accumulated benefit obligation under such plan at December 31, 2001 and 2000 was $686,000 and $680,000, respectively. The Company recorded an expense of $120,000, $66,000 and $234,000 relating to the MSERP for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock-Based Incentive Plans—At the Company's annual shareholder meeting on May 23, 2001 the shareholders approved The Roslyn Bancorp, Inc. 2001 Stock-Based Incentive Plan (the 2001 Incentive Plan). The 2001 Incentive Plan authorizes the granting of options to purchase the Company's common stock, option-related awards and awards of the Company's common stock (collectively, Awards). Subject to certain adjustments to prevent dilution of Awards to participants, the maximum number of shares reserved for Awards denominated in common stock under the 2001 Incentive Plan is 3,750,000 shares. The maximum number of the shares reserved for the award of shares of the Company's common stock is 750,000 shares. The Company contributed $265,000 to the 2001 Incentive Plan to enable the plan to purchase 15,000 shares of the Company's common stock to be awarded. As of December 31, 2001, the Company has granted 15,000 awards of the Company's common stock, all of which have vested at a per share price of $17.50. The maximum number of shares reserved for purchase pursuant to the exercise of options and option-related awards which may be granted under the 2001 Incentive Plan is 3,000,000 shares, plus any or all of the remaining 750,000 shares which are not used for awards of the Company's common stock. The initial number of options and option-related awards granted under the 2001 Incentive Plan totaled 2,550,737 shares for the year ended December 31, 2001 and which will primarily vest over a four-year period. These Awards must be exercised no more than ten years from the date of grant. All officers, other employees and outside directors of the Company and its affiliates, including the Bank and its subsidiaries, are eligible to receive Awards under the 2001 Incentive Plan. For the year ended December 31, 2001, compensation expense attributable to stock awards under the 2001 Incentive Plan was $265,000.

At the Company's annual shareholder meeting on July 22, 1997 the shareholders approved The Roslyn Bancorp, Inc. 1997 Stock-Based Incentive Plan (the 1997 Incentive Plan). The 1997 Incentive Plan authorized the granting of Awards. Subject to certain adjustments to prevent dilution of Awards to participants, the maximum number of shares reserved for Awards denominated in common stock under the 1997 Incentive Plan is 9,162,666 shares. The maximum number of shares reserved for purchase pursuant to the exercise of options and option-related awards which may be granted under the 1997 Incentive Plan is 6,546,369 shares, and will primarily vest over a five-year period and which must be exercised no more than ten years from the date of grant. The maximum number of the shares reserved for the award of shares of the Company's common stock is 2,616,297 shares, and will primarily vest over a five-year period. All officers, other employees and outside directors of the Company and its affiliates, including the Bank and its subsidiaries, are eligible to receive Awards under the 1997 Incentive Plan.

The Company contributed $41.4 million, during the third quarter of 1997, to the 1997 Incentive Plan to enable the Plan to purchase 2,616,297 shares of the Company's common stock to be awarded. This contribution represents deferred compensation which is initially recorded as a reduction to stockholders' equity and ratably charged to compensation expense over the vesting period of the awards. A committee of non-employee directors of the Company (the Committee) established September 2, 1997 as the 1997 Incentive Plan's initial effective grant date and 2,268,761 shares were awarded at a price of $15.00 per share to outside directors, officers and certain employees of the Bank. During the year ended December 31, 2001, the Company granted, under the 1997 Incentive Plan, additional stock awards of 328,330 shares of the Company's common stock, with prices ranging from $16.71 to $18.23 per share. Also during the year ended December 31, 2001, plan participants vested in 335,580 shares and 13,809 shares were forfeited. The total outstanding unvested stock awards under the 1997 Incentive Plan amounted to 440,784 shares at December 31, 2001. Upon the achievement of certain defined performance targets, 19,992 of the aforementioned shares will vest. For the years ended December 31, 2001, 2000 and 1999, compensation expense attributable to stock awards under the 1997 Incentive Plan was $6.0 million, $5.1 million and $6.5 million, respectively.

The 2001 and 1997 Incentive Plans are administered by the Committee. Authorized but unissued shares, or shares previously issued and reacquired by the Company, may be used to satisfy the Awards under either the 2001 or 1997 Incentive Plan. Each option may become fully exercisable and each award may become fully vested upon the occurrence of a change in control of the Company, or upon death, disability or retirement of the optionee.

Options granted under both the 2001 and 1997 Incentive Plan are either non-statutory or incentive stock options. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value on the date of grant. There was no compensation expense attributable to these options as the Company used the intrinsic value based method of accounting, as the exercise price equaled the common stock price at the grant date. All options expire no later than ten years following the date of grant. Option transactions for the years ended December 31, 2001, 2000 and 1999 are shown below:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1998	11,662,131	$ 9.58
Granted	154,500	12.23
Exercised	(2,177,249)	2.72
Forfeited	(309,648)	14.92
Options outstanding at December 31, 1999	9,329,734	11.05
Granted	237,750	11.59
Exercised	(1,007,967)	4.71
Forfeited	(488,198)	13.22
Options outstanding at December 31, 2000	8,071,319	11.72
Granted	3,253,525	18.38
Exercised	(632,382)	9.20
Forfeited	(60,573)	15.66
Options outstanding at December 31, 2001	10,631,889	13.89

The following table summarizes information about stock options outstanding under the 2001 and 1997 Incentive Plans at December 31, 2001:

		Options Outstanding		
Range of Exercise Prices	Weighted Average Exercise Price	Number of Shares	Weighted Average Life (In years)	Options Exercisable
$ 1.47– 1.47	$ 1.47	1,323,135	1.49	1,323,135
5.50– 5.61	5.51	288,233	5.09	288,233
9.60–10.17	9.61	274,754	6.06	274,754
10.75–12.00	11.66	159,780	7.20	80,280
13.29–14.67	14.65	453,000	6.15	270,750
15.00–15.00	15.00	4,890,017	5.67	3,783,842
15.04–15.75	15.49	22,500	9.04	1,500
17.17–17.58	17.43	20,000	9.90	—
18.40–18.40	18.40	3,200,470	9.49	1,500
		10,631,889		6,023,994

In accordance with SFAS No. 123, the Company used the Black-Scholes option-pricing model with the following weighted average assumptions to value the options granted as follows:

	2001	2000	1999
Dividend yield	2.65%	2.25%	2.50%
Expected volatility	37.00%	40.00%	28.89%
Risk-free interest rate	3.53%	6.11%	5.08%
Expected option lives	3.19 yrs.	3.03 yrs.	2.67 yrs.

On a pro forma basis, had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards made under such plan, consistent with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced as follows:

	2001	2000	1999
(In thousands, except per share data)			
Net income:			
As reported	$111,243	$89,899	$19,626
Pro forma	106,836	87,392	15,430
Basic earnings per share:			
As reported	$ 1.30	$ 0.96	$ 0.18
Pro forma	1.25	0.93	0.14
Diluted earnings per share:			
As reported	$ 1.28	$ 0.95	$ 0.18
Pro forma	1.22	0.92	0.14

The per share weighted average fair value of stock options granted during the years ended December 31, 2001, 2000 and 1999, was $6.29, $4.41 and $3.95, respectively. The effects of applying SFAS No. 123, for either recognizing or disclosing compensation cost under such pronouncement, may not be representative of the effect on reported net income for future periods.

14 Post-retirement Health Care and Life Insurance Benefits

The Bank currently provides health care and life insurance benefits for retirees and their eligible dependents. The coverage provided depends upon an eligible individuals date of retirement. The cost of the Bank's post-retirement health care and life insurance benefits is recognized in the consolidated financial statements during the employee's active working career. The disclosures which follow have been prepared in accordance with SFAS No. 132. Net periodic post-retirement benefit cost included in compensation and employee benefits in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 is comprised of the following components:

	2001	2000	1999
(In thousands)			
Service cost-benefits earned during the year	$ 26	$197	$ 369
Interest cost on accumulated post-retirement benefit obligation	669	648	885
Amortization of unrecognized (gain) loss	—	(48)	11
Amortization of unrecognized past service (credit) liability	(488)	31	(115)
Net periodic benefit cost	$ 207	$828	$1,150

The assumptions used by the Company relating to the plan for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999	
			Roslyn	T R
Assumed ultimate medical trend	4.50%	5.00%	5.00%	5.00%
Assumed current medical trend	9.00%	6.00%	6.50%	6.50%
Assumed salary scale for life insurance	4.00%	5.50%	4.50%	5.50%
Assumed discount rate	7.50%	8.00%	7.75%	8.00%

For measurement purposes, the annual rate of increase in the per capita cost of covered benefits (health care cost trend rates) will have a significant effect on the estimate of the accumulated post-retirement benefit obligation and the aggregate service and interest cost components of the net periodic post-retirement benefit cost. Increasing the annual health care trend rates by 1.0% in each year would increase both the accumulated post-retirement benefit obligation by $365,000 and the aggregated related service and interest cost by $41,000 at December 31, 2001. A 1.0% decrease in the assumed health care trend rates would decrease both the accumulated post-retirement benefit obligation by $681,000 and the aggregate related service and interest cost by $39,000 at December 31, 2001.

The following table provides details of the changes in the benefit obligation and fair value of plan assets for the above plans for each of the years shown and a reconciliation, at the end of each year shown, of the funded status of the plans with the net amount recognized in the consolidated statement of financial condition:

	2001	2000
(In thousands)		
Change in benefit obligation during the year:		
Benefit obligation at beginning of the year	$10,031	$ 11,553
Service cost	26	197
Interest cost	669	648
Actuarial (gain) loss	(27)	1,234
Premiums/claims paid	(490)	(479)
Settlements	—	(3,519)
Plan amendments	(1,372)	397
Curtailments	(43)	—
Benefit obligation at end of year	8,794	10,031
Change in fair value of plan assets during the year:		
Fair value of plan assets at beginning of the year	—	—
Employer contributions	490	479
Premiums/claims paid	(490)	(479)
Fair value of plan assets at the end of the year	—	—
Funded status at the end of the year	(8,794)	(10,031)
Unrecognized actuarial gain	(430)	(403)
Unrecognized past service (credit) liability	(611)	273
Accrued post-retirement benefit cost at the end of the year	$ (9,835)	$(10,161)

15 Disclosures About Fair Value of Financial Instruments

The Company, under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," is required to disclose the fair value of its on- and off-balance sheet financial instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table represents the carrying amounts and fair values of the Company's financial instruments:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(In thousands)				
Financial assets:				
Cash and cash equivalents	$ 102,825	$ 102,825	$ 82,949	$ 82,949
Debt and equity securities available-for-sale, net	1,004,728	1,004,728	1,086,711	1,086,711
Mortgage-backed and mortgage related securities, available-for-sale, net	3,560,854	3,560,854	2,089,983	2,089,983
Federal Home Loan Bank of New York stock	109,870	109,870	75,246	75,246
Loans held-for-sale	9,364	9,405	822	822
Loans receivable held for investment, net	3,656,526	3,762,135	4,046,332	4,023,946
Accrued interest receivable	50,550	50,550	48,941	48,941
Bank owned life insurance	112,454	112,454	104,741	104,741
Financial liabilities:				
Deposit liabilities:				
Certificates of deposit	2,756,737	2,781,312	2,647,867	2,656,996
Deposits, excluding certificates of deposit	1,730,030	1,730,030	1,428,914	1,428,914
Borrowed funds	3,520,295	3,458,039	2,855,025	2,835,093
Accrued interest and dividends	27,475	27,475	33,967	33,967

The carrying amounts in the table are included in the consolidated statements of condition under the indicated captions. The following summarizes the major methods and assumptions used in estimating the fair values of the financial instruments:

Cash and cash equivalents—The carrying amounts for cash and cash equivalents approximate fair value as they mature in 30 days or less and do not present unanticipated credit concerns.

Securities—The fair values of debt, equity, mortgage-backed and mortgage related securities are estimated based on bid quotations received from security dealers or from prices obtained from firms specializing in providing security pricing services.

Federal Home Loan Bank of New York stock—The fair value of Federal Home Loan Bank of New York stock approximates the carrying amount, which is at cost.

Loans held-for-sale—Fair value is estimated based on current prices established for those loans committed to be sold based upon the prices established in the applicable commitments.

Loans receivable held for investment, net—Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial real estate and residential mortgage. Each loan category is further segmented into fixed- and adjustable-rate interest terms and by performing and non-performing categories. For performing residential mortgage loans, fair values are estimated by discounting contractual cash flows through the estimated maturity using discount rates and prepayment estimates based on secondary market sources adjusted to reflect differences in servicing and credit costs. The estimated fair value of remaining performing loans is calculated by discounting scheduled cash flows using estimated market discount rates that reflect the credit and interest rate risks inherent in the loan. Fair values for non-performing real estate loans are based on recent appraisals.

Accrued interest receivable—The fair value of the accrued interest receivable is estimated to be the book value since it is currently due.

Bank owned life insurance—The fair value of the bank owned life insurance is estimated to be the book value since it is recorded at the cash surrender value.

Deposit liabilities—All deposits, except certificates of deposit, are subject to rate changes at any time, and, therefore, are considered to be carried at estimated fair value. The fair value of certificates of deposit is estimated by computing the present value of contractual future cash flows for each certificate. The present value rate utilized is the rate offered by the Company at each date presented on certificates with an initial maturity equal to the remaining term to maturity of the existing certificates.

Borrowed funds—The estimated fair value of borrowed funds is based on the discounted value of contractual cash flows using interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Accrued interest and dividends—The fair value of the accrued interest and dividends on deposit balances are estimated to be their book value since they are currently payable.

Limitations—SFAS No. 107 requires disclosures of the estimated fair value of financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering a one-time sale of the Company's entire holdings of a particular financial instrument nor the resultant tax ramifications or transaction costs. Since no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company conducts mortgage servicing activities that contributed fee income annually. Mortgage servicing activities are not considered financial instruments and as such their value has not been incorporated into the fair value estimates. Other significant assets of the Company that are not considered financial assets include banking house and equipment and deferred tax assets. In addition, the tax ramifications related to the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

Commitments—The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and commitments to sell loans at specified prices, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments did not result in an unrealized gain or loss at December 31, 2001 and 2000.

16 Earnings Per Share Reconciliation

The following table is the reconciliation of basic and diluted EPS for the years ended December 31, 2001, 2000 and 1999:

	2001	
	Basic EPS	Diluted EPS
(In thousands, except share and per share amounts)		
Income before extraordinary item	$ 116,275	$ 116,275
Extraordinary item, net of tax	(5,032)	(5,032)
Income available to common stockholders	$ 111,243	$ 111,243
Total weighted average basic common shares outstanding	85,703,714	85,703,714
Effect of dilutive securities:		
Options	—	1,531,250
Total weighted average diluted common shares outstanding	85,703,714	87,234,964
Income before extraordinary item	$ 1.36	$ 1.34
Extraordinary item, net of tax	(0.06)	(0.06)
Net income per common share	$ 1.30	$ 1.28

	2000	
	Basic EPS	Diluted EPS
(In thousands, except share and per share amounts)		
Income available to common stockholders	$ 89,899	$ 89,899
Total weighted average basic common shares outstanding	93,746,786	93,746,786
Effect of dilutive securities:		
Options	—	1,047,115
Total weighted average diluted common shares outstanding	93,746,786	94,793,901
Net income per common share	$ 0.96	$ 0.95

	1999	
	Basic EPS	Diluted EPS
(In thousands, except share and per share amounts)		
Income before extraordinary item	$ 23,862	$ 23,862
Extraordinary item, net of tax	(4,236)	(4,236)
Income available to common stockholders	$ 19,626	$ 19,626
Total weighted average basic common shares outstanding	108,078,045	108,078,045
Effect of dilutive securities:		
Options	—	1,289,927
Total weighted average diluted common shares outstanding	108,078,045	109,367,972
Income before extraordinary item	$ 0.22	$ 0.22
Extraordinary item, net of tax	(0.04)	(0.04)
Net income per common share	$ 0.18	$ 0.18

17 Commitments and Contingencies

In the normal course of the Company's business, there are outstanding various commitments and contingent liabilities that have not been reflected in the consolidated statements of financial condition. In the opinion of management, the financial condition of the Company will not be affected materially as a result of such commitments and contingent liabilities.

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial condition, results of operations and liquidity of the Company will not be affected materially by the outcome of such legal proceedings.

At December 31, 2001 and 2000, there were outstanding loan commitments, including standby letters of credit, by the Company to advance $428.1 million and $245.5 million, respectively, which were primarily commitments to fund commercial real estate and construction loans.

In the normal course of business, the Company enters into commitments to purchase securities. As of December 31, 2001, the Company had $80.0 million in commitments to purchase government agency securities and $510.0 million in commitments to purchase mortgage-backed securities.

At December 31, 2001 and 2000, the Company had no available lines of credit with banks or any other institutions, except as disclosed in Note 10.

The Company's future minimum rental payments required under non-cancelable operating leases for office space and equipment as of December 31, 2001 are as follows:

Years Ending December 31,	Amounts
(In thousands)	
2002	$ 4,561
2003	5,180
2004	5,222
2005	5,342
2006	5,416
Thereafter	39,425
	$65,146

Total rent expense for the years ended December 31, 2001, 2000 and 1999 was $4.2 million, $4.1 million and $2.5 million, respectively.

18 Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the institutions' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA), the institution must meet specific capital guidelines that involve quantitative measures of the institution's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The institution's capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the institution to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, at December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for PCA. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10.0%, 6.0% and 5.0%, respectively. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios are presented for the Bank in the following table for the years ended:

December 31,	2001		2000	
	Amount	Percent of Assets	Amount	Percent of Assets
(Dollars in thousands)				
GAAP capital (to total assets)	$444,635	5.23%	$481,210	6.44%
Leverage capital (to adjusted average assets):				
Actual level	$449,371	5.46%	$492,609	6.66%
Capital adequacy requirement	$246,896	3.00%	$221,935	3.00%
Requirement to be well capitalized under PCA provisions	$411,493	5.00%	$369,892	5.00%
Tier I capital (to risk-weighted assets):				
Actual level	$449,371	10.25%	$492,609	13.71%
Capital adequacy requirement	$175,373	4.00%	$143,705	4.00%
Requirement to be well capitalized under PCA provisions	$263,060	6.00%	$215,557	6.00%
Total capital (to risk-weighted assets):				
Actual level	$490,005	11.18%	$533,133	14.84%
Capital adequacy requirement	$350,746	8.00%	$287,409	8.00%
Requirement to be well capitalized under PCA provision	$438,433	10.00%	$359,262	10.00%

19 Parent-Only Financial Information

The earnings of the subsidiaries, primarily the Bank, are recognized by the Holding Company using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in the Holding Company's investment in subsidiaries. The following are the condensed statements of financial condition of the Holding Company as of December 31, 2001 and 2000, and the related condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999:

Condensed Statements of Financial Condition

	2001	2000
(In thousands)		
Assets:		
Cash and cash equivalents	$ 1,973	$ 4,328
Securities available-for-sale, net:		
Mortgage-backed and mortgage related securities, net	235	343
Equity securities, net (securities pledged of $13,450 and $86,781 at December 31, 2001 and 2000, respectively)	201,989	172,223
Total securities available-for-sale	202,224	172,566
Investment in subsidiaries	476,578	508,076
ESOP loan receivable	51,238	51,751
Deferred tax asset, net	15,633	25,802
Accrued interest receivable	6,645	5,001
Income taxes receivable	3,364	—
Other assets	6,244	4,364
Total assets	$763,899	$771,888
Liabilities and Stockholders' Equity:		
Reverse-repurchase agreements	$ 8,936	$ 66,330
Senior bank notes	75,000	—
Accrued interest payable	673	4,099
Payable to subsidiary	37,233	42,175
Accrued taxes payable	—	1,936
Other liabilities	73,089	76,634
Total stockholders' equity	568,968	580,714
Total liabilities and stockholders' equity	$763,899	$771,888

Condensed Statements of Income

The condensed statements of income for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
(In thousands)			
Dividends received from subsidiary	$140,965	$ 186,518	$ 213,288
Interest income	22,693	20,314	27,020
Net (loss) gain on sale of securities	(2,909)	(2,024)	756
Other income	37	443	—
	160,786	205,251	241,064
Interest expense	(2,393)	(5,310)	(21,407)
Employee benefit plan settlement gain	—	3,518	—
Other operating expenses	(3,237)	(1,154)	(964)
Merger related costs	—	—	(39,637)
Income before income taxes and equity in overdistributed earnings of subsidiaries	155,156	202,305	179,056
Income tax (expense) benefit	(5,956)	(1,020)	607
Income before equity in overdistributed earnings of subsidiaries	149,200	201,285	179,663
Equity in overdistributed earnings of subsidiaries	(37,957)	(111,386)	(160,037)
Net income	$111,243	$ 89,899	$ 19,626

Condensed Statements of Cash Flows

The condensed statements of cash flows for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
(In thousands)			
Operating activities:			
Net income	$ 111,243	$ 89,899	$ 19,626
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in overdistributed earnings of subsidiaries	37,957	111,386	160,037
Amortization of premiums and discounts, net	339	776	276
Decrease in receivable from subsidiaries	—	—	29
Decrease (increase) in deferred taxes	3,088	(2,222)	8,360
(Increase) decrease in other assets	(5,193)	1,576	(3,393)
Increase in accrued interest receivable	(1,644)	(1,722)	(1,028)
Net losses (gains) on sales of securities	2,909	2,024	(756)
(Decrease) increase in accrued interest payable	(3,426)	3,712	(3,376)
(Decrease) increase in accrued taxes payable	(1,936)	1,936	(24,092)
(Decrease) increase in other liabilities	(3,246)	(12,822)	36,917
Net cash provided by operating activities	140,091	194,543	192,600
Investing activities:			
Purchases of securities of securities available-for-sale	(41,863)	(25,332)	(37,663)
Proceeds from sales and repayments of securities available-for-sale	30,772	38,035	184,464
Investment in subsidiaries	(61)	(25,823)	(309)
Principal payment on ESOP loan receivable	513	552	579
Net cash (used in) provided by investing activities	(10,639)	(12,568)	147,071
Financing activities:			
Cost to repurchase treasury and SERP stock	(106,571)	(190,162)	(91,876)
(Decrease) increase in reverse-repurchase agreements	(57,394)	66,330	—
Net proceeds from issuance of senior bank notes	73,875	—	—
Payable to subsidiary	4,159	(8,326)	(200,955)
Net cash used in exercise of stock options	(6,091)	(7,795)	(19,756)
Proceeds from re-issuance of treasury stock	—	—	7,650
Cash dividends paid on common stock	(39,785)	(38,049)	(37,241)
Net cash used in financing activities	(131,807)	(178,002)	(342,178)
Net (decrease) increase in cash and cash equivalents	(2,355)	3,973	(2,507)
Cash and cash equivalents at beginning of year	4,328	355	2,862
Cash and cash equivalents at end of year	$ 1,973	$ 4,328	$ 355

	Year Ended December 31, 2001				Year Ended December 31, 2000			
	12/31/01	9/30/01	6/30/01	3/31/01	12/31/00	9/30/00	6/30/00	3/31/00
(In thousands, except per share data)								
Interest income	$135,361	$143,465	$143,624	$139,465	$138,208	$133,548	$132,592	$135,474
Interest expense	77,042	86,622	89,747	88,279	90,322	87,024	82,327	82,458
Net interest income before provision for loan losses	58,319	56,843	53,877	51,186	47,886	46,524	50,265	53,016
Provision for loan losses	500	250	100	—	—	1,000	—	—
Net interest income after provision for loan losses	57,819	56,593	53,777	51,186	47,886	45,524	50,265	53,016
Non-interest income:								
Fees and service charges	3,609	2,928	3,453	2,099	1,942	1,611	2,000	1,548
Net (losses) gains on securities	(11)	2,051	1,687	—	(1,508)	(5,999)	(3,266)	(7,784)
Income from bank owned life insurance	1,974	1,971	1,916	1,852	1,853	1,884	1,004	—
Joint venture income	4,984	1,274	—	—	—	—	—	—
Mortgage banking operations	—	—	—	—	(95)	2,735	3,451	2,504
Other non-interest income	807	553	497	516	727	1	3,363	247
Total non-interest income (loss)	11,363	8,777	7,553	4,467	2,919	232	6,552	(3,485)
Non-interest expense:								
General and administrative expenses	22,363	20,052	19,226	18,018	17,275	14,228	19,457	18,199
Amortization of excess of cost over fair value of net assets acquired	32	31	32	31	32	61	118	150
Real estate operations, net	25	3	(28)	9	32	(32)	117	12
Restructuring charge	—	—	—	—	—	11,973	—	—
Total non-interest expense	22,420	20,086	19,230	18,058	17,339	26,230	19,692	18,361
Income before provision for income taxes and extraordinary item	46,762	45,284	42,100	37,595	33,466	19,526	37,125	31,170
Provision for income taxes	15,604	14,898	12,696	12,268	9,368	2,251	12,093	7,676
Income before extraordinary item	31,158	30,386	29,404	25,327	24,098	17,275	25,032	23,494
Extraordinary item, net of tax—prepayment penalty on debt extinguishment	(721)	(1,892)	(2,419)	—	—	—	—	—
Net income	$ 30,437	$ 28,494	$ 26,985	$ 25,327	$ 24,098	$ 17,275	$ 25,032	$ 23,494
Basic earnings per share[(1)]:								
Income before extraordinary item	$ 0.38	$ 0.35	$ 0.34	$ 0.29	$ 0.28	$ 0.19	$ 0.26	$ 0.23
Extraordinary item, net of tax	(0.01)	(0.02)	(0.03)	—	—	—	—	—
Net income per share	$ 0.37	$ 0.33	$ 0.31	$ 0.29	$ 0.28	$ 0.19	$ 0.26	$ 0.23
Diluted earnings per share[(1)]:								
Income before extraordinary item	$ 0.37	$ 0.35	$ 0.34	$ 0.28	$ 0.27	$ 0.19	$ 0.26	$ 0.23
Extraordinary item, net of tax	(0.01)	(0.02)	(0.03)	—	—	—	—	—
Net income per share	$ 0.36	$ 0.33	$ 0.31	$ 0.28	$ 0.27	$ 0.19	$ 0.26	$ 0.23

(1) Prior period data has been retroactively adjusted to reflect the 3-for-2 split distributed in the form of a stock dividend on August 22, 2001.

To the Board of Directors and Stockholders of
Roslyn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Roslyn Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roslyn Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Melville, New York
January 17, 2002

Roslyn Bancorp, Inc. common stock is traded on the Nasdaq National Market® under the symbol "RSLN." The following table shows the reported high, low and closing sales price of the Company's common stock during the periods indicated in 2001 and 2000:

	2001[1]			2000[1]		
	High	Low	Closing	High	Low	Closing
1st Quarter	$17.67	$14.67	$15.00	$12.04	$10.25	$11.88
2nd Quarter	18.61	14.50	17.53	12.54	10.42	11.07
3rd Quarter	22.38	15.92	18.51	15.21	12.21	14.92
4th Quarter	19.88	16.50	17.50	18.54	12.75	18.21

As of March 1, 2002, the Company had 7,424 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. There were 87,116,397 shares of common stock outstanding at December 31, 2001.

The following schedule summarizes the cash dividends paid per common share for 2001 and 2000:

Record Date	Dividend Payment Date	Dividend Paid Per Share[1]
March 5, 2001	March 13, 2001	$0.1100
June 4, 2001	June 15, 2001	0.1133
August 31, 2001	September 12, 2001	0.1167
December 7, 2001	December 18, 2001	0.1200
March 2, 2000	March 14, 2000	0.0967
June 2, 2000	June 13, 2000	0.1000
September 1, 2000	September 12, 2000	0.1033
December 1, 2000	December 12, 2000	0.1067

See Note 11 to Notes to Consolidated Financial Statements for a discussion of the restrictions that apply to the Company's ability to pay dividends.

(1) Prior period data has been retroactively adjusted to reflect the 3-for-2 split distributed in the form of a stock dividend on August 22, 2001.

Roslyn Bancorp, Inc.
Executive Offices
One Jericho Plaza
Jericho, NY 11753

Directors

Victor C. McCuaig
James E. Swiggett
Robert G. Freese
Joseph L. Mancino
Thomas J. Calabrese, Jr.
Dr. Edwin W. Martin, Jr.
Richard C. Webel
John R. Bransfield, Jr.
Thomas A. Doherty
John M. Tsimbinos
Maureen E. Clancy
Leonard Genovese
Spiros J. Voutsinas

Directors Emeritus

Floyd N. York
John P. Nicholson

Officers of Roslyn Bancorp, Inc.

John M. Tsimbinos
Chairman

Joseph L. Mancino
Vice Chairman, President and
Chief Executive Officer

John R. Bransfield, Jr.
Vice Chairman

Michael P. Puorro
Treasurer and Chief Financial Officer

R. Patrick Quinn
Corporate Secretary

Richard F. Schneider
Assistant Secretary

Officers of The Roslyn Savings Bank

Joseph L. Mancino
Chairman and Chief Executive Officer

John M. Tsimbinos
Vice Chairman

John R. Bransfield, Jr.
President and Chief Operating Officer

John L. Klag
Executive Vice President and
Investment Officer

Nancy C. MacKenzie
Executive Vice President and
Chief Information Officer

Mary Ellen McKinley
Executive Vice President and
Human Resources Officer

Daniel L. Murphy
Executive Vice President and
Retail Banking Officer

Michael P. Puorro
Executive Vice President and
Chief Financial Officer

R. Patrick Quinn
Executive Vice President, General
Counsel and Corporate Secretary

Ralph E. Caccipuoti
Senior Vice President and
Retail Operations Officer

Henry F. Chichester, Jr.
Senior Vice President and
Sales Development Officer

John F. Coffey
Senior Vice President and
Senior Commercial Lending Officer

Kevin T. Dunne
Senior Vice President and
Senior Consumer Lending Officer

Walter G. Mullins
Senior Vice President and
Marketing Officer

Russell S. Safirstein
Senior Vice President and Auditor

Richard F. Schneider
Senior Vice President and
Corporate Tax Officer

Gerald L. Treglia
Senior Vice President and
Retail Systems Officer

William A. Walter
Senior Vice President and
Assistant Chief Financial Officer

Annual Meeting

The Annual Meeting of shareholders will be held May 21, 2002 at 9:00 a.m. at the Huntington Town House located at 124 East Jericho Turnpike, Huntington Station, New York 11746. Notice of the meeting, a proxy statement and proxy form is included with this mailing to shareholders of record as of April 1, 2002.

Independent Auditor

KPMG LLP
1305 Walt Whitman Road
Suite 200
Melville, NY 11747

Shareholder Services

Shareholder inquiries regarding stock transfer, the Company's Dividend Reinvestment Plan, dividends, address changes, name changes, etc. should be addressed to:

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

General transfer instructions, dividend reinvestment information and frequently asked questions and answers may be accessed via the Internet at www.rtco.com.

Investor Information

Shareholders, analysts and others interested in additional information, including the annual report on Form 10-K, may contact:

Mary M. Feder
Vice President and
Investor Relations Director
Roslyn Bancorp, Inc.
One Jericho Plaza
Jericho, NY 11753
516-942-6150

Securities Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

World Wide Web Site

Visit our web site at www.roslyn.com for stock quotes, press releases, frequently asked questions, or recent SEC filings.

Administrative Office:

Jericho
One Jericho Plaza
Jericho, NY 11753

Roslyn—Main Office
1400 Old Northern Boulevard
Roslyn, NY 11576

Astoria
30-75 Steinway Street
Astoria, NY 11103

Bay Shore
130 East Main Street
Bay Shore, NY 11706

Bayside
224-04 Union Turnpike
Bayside, NY 11364

Bellerose
247-53 Jamaica Avenue
Bellerose, NY 11426

Bellmore
2641 Merrick Road
Bellmore, NY 11710

2267 Bellmore Avenue
Bellmore, NY 11710

Brooklyn
1024 Gates Avenue
Brooklyn, NY 11221

2925 Avenue U
Brooklyn, NY 11229

8110-8112 Fifth Avenue
Brooklyn, NY 11209

Bronx
3681-83 East Tremont Avenue
Bronx, NY 10465

East Meadow
1900 Hempstead Turnpike
East Meadow, NY 11554

East Northport
580 Larkfield Road
East Northport, NY 11731

Farmingdale
14 Conklin Street
Farmingdale, NY 11735

Forest Hills
107-40 Queens Boulevard
Forest Hills, NY 11375

Freeport
160 South Main Street
Freeport, NY 11520

Garden City
108 Seventh Street
Garden City, NY 11530

Hewlett
1280 Broadway
Hewlett, NY 11557

Howard Beach
156-02 Cross Bay Boulevard
Howard Beach, NY 11414

Huntington Station
693 East Jericho Turnpike
Huntington Station, NY 11746

Lawrence
333 Central Avenue
Lawrence, NY 11559

Little Neck
254-09 Horace Harding Expressway
Little Neck, NY 11362

Massapequa
6199 Sunrise Highway
Massapequa, NY 11758

Massapequa Park
4848 Merrick Road
Massapequa Park, NY 11762

Merrick
2111 Merrick Avenue
Merrick, NY 11566

New Hyde Park
1114 Jericho Turnpike
New Hyde Park, NY 11040

North Babylon
1501 Deer Park Avenue
North Babylon, NY 11703

Oceanside
3140 Long Beach Road
Oceanside, NY 11572

Smithtown
719 Smithtown Bypass
Smithtown, NY 11787

Syosset
2 Muttontown Road
Syosset, NY 11791

West Hempstead
50 Hempstead Turnpike
West Hempstead, NY 11552

Woodbury
8081 Jericho Turnpike
Woodbury, NY 11797

Roslyn Bancorp, Inc.